SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ISILON SYSTEMS, INC.

(Name of Subject Company)

ISILON SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Isilon Systems, Inc., a Delaware corporation (“Isilon” or the “Company”). The address of Isilon’s principal executive office is 3101 Western Ave., Seattle, Washington 98121 and the telephone number of Isilon’s principal executive office is (206) 315-7500.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.00001 par value per share, of Isilon (the “Shares” or the “Common Stock”). As of the close of business on November 15, 2010, there were (i) 66,702,734 Shares issued and outstanding, (ii) 8,775,140 Shares reserved for future issuance or otherwise deliverable under the Company Stock Plans (as defined in the Merger Agreement), (iii) 2,081,740 Shares reserved for future issuance or otherwise deliverable under Isilon’s employee stock purchase plan, (iv) 12,049,269 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (v) 86,490 Company RSUs (as defined below).

Item 2.	Identity and Background of Filing Person.

Name and Address. Isilon is the person filing this Statement. The information about Isilon’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Isilon’s website address is www.isilon.com. The information on Isilon’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and EMC with the Securities and Exchange Commission (the “SEC”) on November 19, 2010, pursuant to which Purchaser has offered to purchase all outstanding Shares at a price of $33.85 per share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among EMC, Purchaser and Isilon.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery) and not withdrawn in accordance with the terms of the Offer a number of Shares which, together with the Shares then owned by EMC and its wholly owned subsidiaries (including Purchaser), represents at least a majority of the total number of then outstanding Shares on a fully diluted basis (as defined in the Merger Agreement) (the “Minimum Condition”), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (ii) other conditions (as set forth in Annex A the Merger Agreement). Isilon believes that the Minimum Condition would be satisfied if 35,414,460 Shares are validly tendered and not withdrawn prior to expiration of the Offer (not including Shares tendered pursuant to procedures for guaranteed delivery).

The Merger Agreement provides, among other things, that as promptly as practicable following the successful consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into Isilon (the “Merger”). Following the consummation of the Merger, Isilon will continue as the surviving corporation and a wholly owned subsidiary of EMC. As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer (other than Shares that are held by EMC, Purchaser or Isilon, or by any direct or indirect wholly owned subsidiary of EMC, Purchaser or Isilon, or Shares held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon (the “Merger Consideration”).

If EMC, Purchaser or any other subsidiary of EMC hold at least 90% of the outstanding Shares following the consummation of the Offer, then EMC will consummate the Merger pursuant to the short form merger procedures under the DGCL as soon as practicable following such acquisition without a vote or any further action by the holders of the Shares. Purchaser may, but is not required to, provide for one or more “subsequent offering periods” under federal securities law and in accordance with the Merger Agreement following the consummation of the Offer in order to seek additional Shares and facilitate the consummation of the Merger using such short form merger procedures. In addition, Isilon has granted EMC a “top-up option” to acquire additional Shares following the consummation of the Offer in order to facilitate the consummation of the Merger using such short form merger procedures. In the event that Purchaser purchases Shares in the Offer but does not hold at least 90% of Isilon’s outstanding Shares following the consummation of the Offer (and the “subsequent offering period” provided by Purchaser, if any, and the exercise of the aforementioned option to purchase Shares), EMC and Isilon must obtain the approval of Isilon’s stockholders holding a majority of the outstanding Shares to adopt the Merger Agreement prior to consummating the Merger. In this event, Isilon will call and convene a stockholder meeting to obtain this approval, and Purchaser will vote all Shares it acquires pursuant to the Offer or otherwise owns in favor of the adoption of the Merger Agreement, thereby assuring approval.

The treatment of Isilon’s outstanding equity awards under the terms of the Merger Agreement is described below in Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among Isilon, EMC and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Statement to provide Isilon’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Isilon or EMC in Isilon’s or EMC’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Isilon in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Isilon, EMC and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Isilon, EMC or Purchaser.

According to the Offer to Purchase, Purchaser’s and EMC’s principal executive offices are located at 176 South Street, Hopkinton, Massachusetts 01748, and the telephone number of their principal executive offices is (508) 435-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between Isilon or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of Isilon, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Isilon or its affiliates and (i) Isilon’s executive officers, directors or affiliates or (ii) Purchaser, EMC or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of Isilon

Interests of Certain Persons

Certain members of management and Isilon’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Isilon stockholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

Consideration for Shares. If Isilon’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of Isilon. As of November 15, 2010, Isilon’s directors and executive officers (and affiliates and affiliated investment entities) owned 32,949,494 Shares in the aggregate (excluding Unvested Company Options (as defined below), Vested Company Options (as defined below) and Company RSUs (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their Shares outstanding as of November 15, 2010 for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $1,115,340,372 in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Options. As of November 15, 2010, Isilon’s directors and executive officers held options to purchase 5,497,000 Shares in the aggregate, of which 2,406,311 were vested and exercisable as of that date, with exercise prices ranging from $0.22 to $17.37. Pursuant to, and as further described in, the Merger Agreement, any options to purchase shares of Common Stock outstanding under the Company’s stock plans (“Company Options”) that, immediately prior to the Effective Time, are outstanding and unvested (“Unvested Company Options”) will be assumed as of the Effective Time by EMC (each, an “Assumed Option”). Each Assumed Option shall be subject to the same terms and conditions as applied to the related Unvested Company Option immediately prior to the Effective Time, including the applicable vesting schedule, except that (i) the number of shares of EMC common stock (“EMC Common Stock”) subject to each Assumed Option will be determined by multiplying the number of shares of Common Stock subject to such Assumed Option as of immediately prior to the Effective Time by a fraction with a numerator equal to the Merger Consideration and a denominator equal to the volume weighted average per share closing price of EMC Common Stock for the 10 trading days immediately preceding (but not including) the date on which the Effective Time occurs on the New York Stock Exchange, rounded to four decimal places (such fraction the “Option Exchange Ratio”), with the resulting number rounded down to the nearest whole share, and (ii) the per share exercise price of the EMC Common Stock issuable upon the exercise of each Assumed Option shall be equal to the quotient determined by dividing the exercise price per share of the Unvested Company Option by the Option Exchange Ratio, with the resulting price per share rounded up to the nearest whole cent.

EMC will not assume any Company Options that, immediately prior to the Effective Time, are outstanding and vested (each, a “Vested Company Option” and together, the “Vested Company Options”). Immediately prior to the Effective Time, (i) each Vested Company Option that remains outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time and (ii) in consideration of such cancellation and termination, each holder of each such Vested Company Option shall be paid by Isilon promptly following the Effective Time, subject to any required tax withholding, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock that were issuable upon exercise of such Vested Company Option immediately prior to the Effective Time, and (y) the Offer Price less the per share exercise price of such Vested Company Option.

Consideration for Restricted Stock Units. As of November 15, 2010, Isilon’s executive officers held outstanding Company restricted stock units (“Company RSUs”) covering 78,300 Shares in the aggregate (our directors do not hold any Company RSUs). Pursuant to, and as further described in, the Merger Agreement, except as otherwise agreed to by EMC and a holder of a each Company RSU, (i) each Company RSU that is outstanding immediately prior to the Effective Time (whether or not vested) shall be cancelled and terminated as of the Effective Time and (ii) in consideration of such cancellation and termination, each holder of each such Company RSU shall be paid by Isilon at or promptly following the Effective Time, subject to any required tax withholding, an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares or fractional shares of Common Stock represented by such Company RSU (assuming full vesting of the Company RSU), by (y) the Offer Price.

Treatment of Director Options

Pursuant to the terms of the Company’s 2006 Equity Incentive Plan (the “2006 Plan”), awards held by outside directors that are assumed or substituted for in a merger or Change in Control (as defined in the 2006 Plan) will become fully vested if such outside director’s status as a director (of Isilon or a successor) is terminated other than upon a voluntary resignation (excluding resignation at the request of the acquirer). The Compensation Committee of the board of directors has approved the full vesting of Company Options granted under the Company’s 2006 Equity Incentive Plan and held by Isilon’s outside directors immediately prior to the Effective Time. As a result of such action, such Company Options held by outside directors will be treated as Vested Company Options in the Merger, as described above under “Consideration for Options.” The following table illustrates for each outside director, the number and value, based on the Offer Price, of options anticipated to accelerate vesting as a result of the Merger.

Name	Number of Company Options Accelerating as of the Effective Time	Dollar Value of Accelerated Company Options(1)
William D. Ruckelshaus	20,000		$403,000
Peter H. van Oppen	43,438		$1,068,405
Elliott H. Jurgensen, Jr. Donald J. Listwin	20,000 75,000	$ $	403,000 1,236,000

(1)	Represents the difference between the per share exercise price and $33.85, multiplied by the number of options anticipated to accelerate vesting as of the Effective Time.

Change of Control Severance Agreements

In October and November 2010, Isilon entered into change of control severance agreements (the “change of control severance agreements”) with the officers listed below (together, the “officers”), which agreements will remain an obligation of Isilon or its successor following the Merger.

•	Sujal M. Patel, President and Chief Executive Officer,

•	William D. Richter, Vice President of Finance and Chief Financial Officer,

•	Keenan M. Conder, Vice President, General Counsel and Corporate Secretary,

•	George H. Bennett, Senior Vice President of Worldwide Field Operations,

•	Paul G. Rutherford, Chief Technology Officer,

•	Brett L. Helsel, Senior Vice President of Engineering,

•	Eric Q. Brodersen, Senior Vice President of Marketing and Business Development,

•	Mary E. Godwin, Vice President of Operations, and

•	Gwen E. Weld, Vice President of Human Resources and Organizational Development

Change of Control Severance Agreement with Sujal M. Patel

The change of control severance agreement with Sujal M. Patel, effective as of October 28, 2010, (the “Patel Agreement”) provides the following benefits.

Termination without Cause or Resignation for Good Reason During Change of Control Period. If, within 18 months following a Change in Control of Isilon (as such term defined in the Patel Agreement, and such period, the “Change in Control Period”), Mr. Patel’s employment is terminated without “Cause” (as such term is defined in the Patel Agreement) or he resigns for “Good Reason” (as such term is defined in the Patel Agreement), then, subject to Mr. Patel entering into and not revoking a separation agreement and release of claims in a form acceptable to Isilon within 60 days following his termination of employment, then the Patel Agreement provides for Mr. Patel to become entitled to receive the following benefits upon such termination:

•

Lump sum severance payment payable within 30 days of termination of employment in an amount equal to 100% of Mr. Patel’s annual base salary at the greatest level in effect: (i) immediately prior to his termination of employment, (ii) immediately prior to a reduction in his base salary that resulted in his termination constituting a resignation for Good Reason, or (iii) immediately prior to the Change in Control.

•

Mr. Patel’s then-outstanding equity awards will become fully vested and as applicable, exercisable. Any award subject to achievement of performance criteria also will become fully vested as to 100% of the unvested portion of such award.

•

Reimbursement for continued coverage of health benefits for Mr. Patel and eligible dependents, if any, at the level in effect immediately prior to Mr. Patel’s termination of employment, for a period of 12 months, or less if Mr. Patel and/or his eligible dependents become covered under similar plans. However, if Isilon determines that it cannot provide this benefit without potentially violating applicable law, then in lieu of such benefit, Isilon will provide Mr. Patel with a taxable monthly payment in an amount equal to the monthly premium for health coverage that Mr. Patel otherwise would be required to pay to continue his group health coverage with Isilon following his termination of employment, for a period of 12 months beginning with the month immediately following the month in which his termination of employment occurs, or less if Mr. Patel obtains other employment.

The Purchaser’s initial acceptance for payment of Shares pursuant to the Offer (the “Appointment Time”) will constitute a Change in Control under the Patel Agreement. The severance payments and benefits in the Patel Agreement described above supersede any severance benefits which Mr. Patel otherwise would have been eligible to receive under any prior written agreement, upon any qualifying termination of employment with the Company, including certain rights to accelerated vesting of Company Options in connection with a change of control pursuant to the terms of the option agreements under the Company’s stock plans.

Terminations Other Than Termination Without Cause or Resignation for Good Reason During Change of Control Period. If Mr. Patel’s employment terminates other than within the Change in Control Period due to a termination by the Company without Cause or his resignation for Good Reason, then Mr. Patel will not be entitled to receive severance or other benefits except for those (if any) as may then be established under Isilon’s policies.

Golden Parachute Excise Taxes. In the event the benefits provided for in the Patel Agreement or otherwise constitute “parachute payments” within the meaning of Section 280G (“Section 280G”) of the Internal Revenue Code of 1986, as amended (the “Code”) and would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such benefits under the Patel Agreement will either be provided to him in full or reduced to the extent no portion of such benefits would be subject to the Excise Tax, whichever results in Mr. Patel having the greatest amount of severance benefits on an after-tax basis.

Change of Control Severance Agreements with Other Section 16 Officers

The change of control severance agreement entered into with each of the other officers listed above (the “Officer Agreements”) provide for the following benefits.

Termination without Cause or Resignation for Good Reason During Change of Control Period. If, during the Change in Control Period, the officer’s employment is terminated without “Cause” (as such term is defined in the Officer Agreement) or the officer resigns for “Good Reason” (as such term is defined in the Officer Agreement), then, subject to the officer entering into and not revoking a separation agreement and release of claims in a form acceptable to Isilon within 60 days following termination of employment, then the Officer Agreement provides for the officer to become entitled to receive the following benefits upon such termination:

•

Lump sum severance payment payable within 30 days of termination of employment in an amount equal to 50% of the officer’s annual base salary at the greatest level in effect: (i) immediately prior to his termination of employment, (ii) immediately prior to a reduction in his base salary that resulted in his termination constituting a resignation for Good Reason, or (iii) immediately prior to the Change in Control.

•

The officer’s then-outstanding equity awards will become fully vested and as applicable, exercisable. Any award subject to achievement of performance criteria also will become fully vested as to 100% of the unvested portion of such award.

•

Reimbursement for continued coverage of health benefits for the officer and eligible dependents, if any, at the level in effect immediately prior to termination of employment, for a period of 6 months, or less if the officer and/or his or her eligible dependents become covered under similar plans. However, if Isilon determines that it cannot provide this benefit without potentially violating applicable law, then in lieu of such benefit, Isilon will provide the officer with a taxable monthly payment in an amount equal to the monthly premium for health coverage that the officer otherwise would be required to pay to continue his group health coverage with Isilon following his termination of employment, for a period of 6 months beginning with the month immediately following the month in which the termination of employment occurs, or less if the officer obtains other employment.

The Appointment Time will constitute a Change in Control under the Officer Agreements. The severance payments and benefits in the Officer Agreements described above supersede any severance benefits which the officers otherwise would have been eligible to receive under any prior written agreement, upon any qualifying termination of employment with the Company, including certain rights to accelerated vesting of Company Options in connection with a change of control pursuant to the terms of the option agreements under the Company’s stock plans.

Terminations Other Than Termination Without Cause or Resignation for Good Reason During Change of Control Period. If the officer’s employment terminates other than within the Change in Control Period due to a termination by the Company without Cause or his resignation for Good Reason, then the officer will not be entitled to receive severance or other benefits except for those (if any) as may then be established under Isilon’s policies.

Golden Parachute Excise Taxes. In the event the benefits provided for in the Officer Agreement or otherwise constitute “parachute payments” within the meaning of Section 280G and would be subject to the Excise Tax, then such benefits under the Officer Agreement will either be provided to the officer in full or reduced to the extent no portion of such benefits would be subject to the Excise Tax, whichever results in the officer having the greatest amount of severance benefits on an after-tax basis.

2006 Employee Stock Purchase Plan

Each of the officers are eligible to participate in Isilon’s 2006 Employee Stock Purchase Plan (“ESPP”). Pursuant to the Merger Agreement, any offering period under the ESPP underway will be shortened and will terminate upon exercise no later than the last business day prior to the Appointment Time and the ESPP will terminate immediately following the Appointment Time.

Indemnification and Insurance

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Isilon’s certificate of incorporation contains a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended. Consequently, no director will be personally liable to Isilon or its stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to Isilon or its stockholders;

•	any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

In addition, Isilon’s certificate of incorporation and bylaws provide that Isilon is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, and may indemnify any of its employees or agents to the extent permitted by applicable law. Isilon’s bylaws also provide that Isilon must advance expenses incurred by a director or officer, and may advance expenses incurred by an employee or agent, in advance of the final disposition of any action or proceeding, and permit Isilon to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions in that capacity regardless of whether Isilon would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

Isilon has entered into separate indemnification agreements with each of its directors and officers. These agreements require Isilon, among other things, to indemnify each such director and officer against expenses (including attorneys’ fees), judgments, fines, and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual’s status or service as a director or officer of Isilon (other than such liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by Isilon. This description of the indemnification agreements entered into between Isilon and its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(6) hereto, which is incorporated herein by reference. Isilon also maintains directors’ and officers’ liability insurance that insures Isilon’s directors and officers against certain losses and insures Isilon with respect to its obligations to indemnify its directors and officers.

In the Merger Agreement, EMC has agreed to cause the surviving corporation in the Merger, and its subsidiaries, to honor and fulfill in all respects the obligations of Isilon and its subsidiaries under any and all agreements for indemnification between Isilon or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Isilon or any of its subsidiaries prior to the Appointment Time. In addition, for a period of six years following the Appointment Time, the surviving corporation of the Merger and its subsidiaries will (and EMC will cause the surviving corporation to) cause the organization documents of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of Isilon and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any manner except as required by applicable law or order.

For six years following the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation and its subsidiaries will (and EMC has agreed to cause the surviving corporation and its subsidiaries to) indemnify and hold harmless each current or former director and officer of Isilon and any person who becomes a director or officer of Isilon or any of its subsidiaries prior to the Appointment Time, from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of Isilon or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

EMC has agreed to, and shall cause Isilon to, maintain in effect for six years after the Effective Time Isilon’s current policies of directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, to the extent that annual premiums of such liability insurance do not exceed 300% of the amount paid by Isilon for coverage for its last full fiscal year; provided, however, that if the annual premiums for such insurance exceed such amount, EMC will obtain the greatest coverage available at a cost not exceeding such amount. Prior to the Effective Time, Isilon or EMC may purchase a six-year “tail” prepaid policy on the D&O Insurance, provided that the aggregate annual premium for such “tail policy” will not exceed 300% of the annual premium paid by Isilon for its existing directors’ and officers’ liability insurance policies during the year ended December 31, 2009. In the event that Isilon or EMC elects to purchase such a “tail” policy prior to the Effective Time, the surviving corporation of the Merger will (and EMC will cause the surviving corporation of the Merger to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of EMC and the surviving corporation of the Merger described in the first sentence of this paragraph for so long as such “tail” policy will be maintained in full force and effect.

Representation on Isilon’s Board of Directors

The Merger Agreement provides that, effective upon the initial acceptance of Shares for payment by Purchaser, and from time to time thereafter, EMC will be entitled to designate the number of directors, rounded up to the next whole number, to the board of directors as will give EMC representation on the board of directors equal to the product of the total number of directors on the board of directors (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by EMC and/or Purchaser following such purchase bears to the total number of Shares outstanding, and Isilon will cause EMC’s designees to be elected or appointed as directors of Isilon, including increasing the size of the board of directors and seeking and accepting or otherwise securing the resignations of such number of the then incumbent directors as is necessary to enable EMC’s designees to be elected or appointed to the board of directors. Notwithstanding the foregoing, until the effective time of the Merger, Isilon will use its commercially reasonable efforts to cause the board of directors to always include at least such number of directors who are not employed by Isilon and who are not officers, directors, employees, or designees of EMC or Purchaser or any of their affiliates as required to satisfy the continued listing requirements of Nasdaq.

(b) Compensation Summary

The following table sets forth (i) the estimated payments that would be owed to each of Isilon’s executive officers due to the cash-out of Company RSUs as of the Effective Time, and (ii) an estimate of the potential payments and benefits to executive officers upon a qualifying termination of employment pursuant to the change of control severance agreements, assuming that the Offer is completed at the Offer Price, the termination of employment took place on November 19, 2010 and during a Change of Control Period as defined in the change of control severance agreements, and no reduction in payments pursuant to the 280G provision in such agreements.

Name	Benefit Type	Payment for Company RSUs at the Effective Time(1)	Payment Upon a Qualifying Termination
Sujal M. Patel	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$846,250	$325,000 $13,428 $17,537,480

William D. Richter	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$456,975	$112,500 $2,302 $6,800,011

Keenan M. Conder	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$253,875	$100,000 $6,714 $7,100,319

George H. Bennett	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$169,250	$125,000 $6,714 $10,909,744

Paul G. Rutherford	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$223,410	$100,000 $4,965 $6,225,256

Brett L. Helsel	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$253,875	$115,000 $6,714 $9,358,406

Eric Q. Brodersen	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	—	$125,000 $6,714 $6,592,000

Mary E. Godwin	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$223,410	$105,000 $4,965 $7,851,130

Gwen E. Weld	Cash Payment(2) Value of Continued Health Coverage(3) Value of Equity Award Acceleration(4)	$223,410	$100,000 $6,714 $5,933,116

(1)	Represents the value of Company RSUs that are cashed-out at the Effective Time (as outlined and described above) based on the Offer Price of $33.85, multiplied by the number of shares of Common Stock represented by such outstanding Company RSU. The number of outstanding Company RSUs as of the date hereof for each officer is 25,000 (Patel), 13,500 (Richter), 7,500 (Conder), 5,000 (Bennett), 6,600 (Rutherford), 7,500 (Helsel), 0 (Brodersen), 6,600 (Godwin) and 6,600 (Weld).

(2)	Represents the cash lump sum severance payment, equal to 100% of current base salary for Mr. Patel and 50% of current base salary for other officers, payable under the change of control severance agreements, as outlined and described above.

(3)	Includes Isilon-paid health, dental and vision coverage for a period of 12 months for Mr. Patel and 6 months for other officers, payable under the change of control severance agreements, as outlined and described above.

(4)	For qualifying termination payments, represents the difference between the per share exercise price and $33.85, multiplied by the number of options assumed to accelerate vesting upon a qualifying termination, as outlined and described above.

(c) Arrangements with EMC or Purchaser

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Tender and Voting Agreement. EMC and Purchaser have entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with three of Isilon’s largest stockholders, Atlas Venture Fund V, L.P. and affiliates, Sequoia Capital X and affiliates and Madrona Venture Fund 1-A, LP and affiliates (each, a “Significant Stockholder” and together, the “Significant Stockholders”). Pursuant to the Tender and Voting Agreement, the Significant Stockholders have agreed to tender and sell an aggregate of 30,292,415 Shares (the “Tender Shares,” which represent approximately 45.4% of the outstanding Shares as of November 15, 2010) owned by them to Purchaser pursuant to and in accordance with the terms of the Offer.

Pursuant to the Tender and Voting Agreement, the Significant Stockholders have agreed (i) to tender the Tender Shares into the Offer within 10 business days following the commencement of the Offer, free and clear of any claims, liens, encumbrances and security interests of any nature whatsoever that would prevent such stockholder from tendering its shares in accordance with the Tender and Voting Agreement or otherwise complying with its obligations under the Tender and Voting Agreement and (ii) not to withdraw any Tender Shares so tendered unless the Offer has been terminated or has expired, or the Merger Agreement has been terminated in accordance with its terms.

Until the earlier of (1) the Effective Time, (2) the termination of the Merger Agreement or (3) the termination of the Tender and Voting Agreement, each of the Significant Stockholders have agreed not to (i) transfer any of its Tender Shares, options, Company RSUs or any other Isilon securities, other than pursuant to the Merger Agreement or the Offer or in connection with the exercise of any Isilon options or vesting of Company RSUs; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Tender Shares that could reasonably be expected to interfere with or prevent the Merger; (iii) deposit any of its Tender Shares or options into a voting trust or enter into a voting agreement, other than pursuant to the Tender and Voting Agreement or (iv) take any action that would make any of its representations or warranties untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or delaying it from performing its obligations under the Tender and Voting Agreement.

During the term of the Tender and Voting Agreement, each of the Significant Stockholders have agreed to vote all of its Tender Shares and any other shares of capital stock of Isilon owned, beneficially or of record, by such Significant Stockholder during the term of the Tender and Agreement that are entitled to vote at any meeting of the stockholders of Isilon, however called, (A) in favor of the Merger Agreement and (B) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any acquisition proposal or acquisition transaction; (ii) any change in the present capitalization of Isilon or any amendment of Isilon’s certificate of incorporation or bylaws and (iii) any other action, transaction or proposal involving Isilon or any of its subsidiaries that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Merger, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Tender and Voting Agreement or the contemplated economic benefits of any of the foregoing.

During the term of the Tender and Voting Agreement, each of the Significant Stockholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which Isilon is prohibited by the non-solicitation provision of the Merger Agreement.

Each of the Significant Stockholders has also irrevocably granted and appointed certain officers of EMC their proxy and attorney-in-fact to vote its respective Tender Shares in favor of the Merger Agreement and the transactions contemplated thereby, and against any acquisition proposal or any of the other matters listed above against which the Significant Stockholders have agreed to vote.

The Tender and Voting Agreement terminates on the earlier of (A) the termination of the Merger Agreement in accordance with its terms, (B) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, (C) the Effective Time and (D) the amendment of the terms of the Offer to reduce the price for the Shares.

The foregoing summary and description are qualified in their entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference to provide information regarding its terms.

Confidentiality Agreement. On August 29, 2010, the parties entered into a Confidentiality Agreement (the “Confidentiality Agreement”) that governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of EMC and Isilon agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference to provide information regarding its terms.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Isilon’s legal and financial advisors, at a meeting held on November 14, 2010, the board of directors unanimously (1) determined that the Merger Agreement is advisable, (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders and (3) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that Isilon’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

A letter to stockholders communicating the board of directors’ recommendation and the joint press release issued by Isilon and EMC announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b) Background.

As part of the ongoing evaluation of Isilon’s business, the board of directors and members of the senior management regularly review and assess opportunities to achieve long-term strategic goals, including, among other things, partnerships and strategic alliances to grow Isilon’s business and operations, potential opportunities for business combinations, acquisitions, dispositions, internal restructurings and investments, and other strategic alternatives.

In order to better assess these strategic opportunities together with senior management, in late 2008, the board of directors approved the formation of a board committee, referred to herein as the Strategic Transactions Committee, initially comprised of directors Matthew S. McIlwain and Peter H. van Oppen. In addition, as part of its exploration of these strategic opportunities, Isilon has from time to time consulted with financial advisors and has entered into confidentiality and non-disclosure agreements with potential strategic partners.

During the spring of 2010, a representative of EMC contacted Isilon’s Chief Executive Officer, Sujal M. Patel, to request an initial meeting to explore a possible commercial relationship between the two companies. On April 6, 2010, Mr. Patel and certain senior employees of Isilon met with Richard Napolitano, President of the Unified Storage Division of EMC, and certain other EMC representatives. Over the following months and through the summer of 2010, Isilon and EMC explored a potential original equipment manufacturer (OEM) arrangement between the two companies and several discussions and meetings were held in order to, among other things, assess technological fit between the two companies’ products and discuss a potential business framework for such a relationship. In order to facilitate such discussions, Isilon and EMC entered into a mutual confidentiality agreement on May 13, 2010 for the purpose of exploring a potential OEM relationship and at various points during this period, Isilon and EMC exchanged certain information and held various technical due diligence sessions. Isilon’s senior management team kept the Strategic Transactions Committee apprised of such discussions and discussed with the committee the potential benefits and detriments of such a relationship.

On August 3, 2010, Mr. Napolitano had a telephone conversation with Mr. Patel, during which Mr. Napolitano proposed that they meet with Patrick P. Gelsinger, President and Chief Operating Officer, EMC Information Infrastructure Products, in late August.

On August 16, 2010, the Chairman of Isilon’s Strategic Transactions Committee, Mr. McIllwain, met with Mr. Patel by teleconference to discuss recent developments, including recent merger activity in the industry. Also in attendance, at the request of Messrs. McIlwain and Patel, were representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which had provided certain financial advisory and financing services to Isilon in the past.

On August 24, 2010, the Strategic Transactions Committee (which now included Donald J. Listwin, who joined the board of directors the previous month) held a meeting, during which Mr. Patel updated the Committee on his recent communications with EMC regarding a potential OEM arrangement and other opportunities, and certain representatives of Morgan Stanley briefed the committee with respect to recent merger activity in the industry.

On August 26, 2010, Mr. Napolitano and Mr. Gelsinger met with Mr. Patel and discussed trends in the storage sector and the technology industry generally. On the morning of August 27th, Mr. Napolitano, Mr. Gelsinger and Harry L. You, Executive Vice President, Office of the Chairman of EMC, met with Mr. Patel and Eric Brodersen, Senior Vice President of Marketing and Business Development of Isilon, at Isilon’s offices in Seattle. During that meeting, Mr. You proposed and discussed with Mr. Patel a range of possible strategic relationships, including a possible acquisition of all of the outstanding Common Stock of Isilon, as well as an OEM distribution relationship. No price with respect to an acquisition was proposed by representatives of EMC at that time.

Later that day, the board of directors held a meeting, which was also attended, at the board’s request, by representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), Isilon’s outside legal counsel and Morgan Stanley. Mr. Patel briefed the board on his latest discussions with EMC, including the fact that it seemed more likely that EMC was possibly now interested in a full acquisition of Isilon, as well as a prior discussion that week with the CEO of another potential strategic partner who expressed potential interest in Isilon. In addition, the Strategic Transactions Committee provided its recommendation to the board of directors that Isilon enter into a broader mutual confidentiality agreement with certain additional protections more appropriate for discussions regarding a potential change-of-control transaction, that Isilon continue its discussions with EMC regarding such a transaction and any potential OEM arrangement, and that the Strategic Transactions Committee along with senior management begin discussions with each of Qatalyst Partners LP (“Qatalyst”), a financial advisory firm that the board of directors was considering engaging, and Morgan Stanley on the terms under which each would propose to act as Isilon’s financial advisor in connection with a potential sale transaction. With the approval of the board of directors, in order to facilitate the further exchange of confidential information in contemplation of a possible transaction, after the board meeting on August 27th Mr. Brodersen and Keenan M. Conder, Vice President, General Counsel and Corporate Secretary of Isilon, provided EMC with a draft of a mutual confidentiality agreement in respect of a possible strategic transaction between Isilon and EMC, and containing, among other things, a “standstill” and a mutual employee non-solicitation provision.

Over the course of the weekend of August 28th and 29th, 2010, the Strategic Transactions Committee, certain members of our senior management and representatives of Wilson Sonsini negotiated the terms of the confidentiality agreement, including the “standstill” and non-solicitation provisions, with representatives of EMC. Following the finalization and execution of the confidentiality agreement on August 29, 2010, the respective technical teams from EMC and Isilon engaged in preliminary due diligence sessions in Seattle. In addition, during this time and over the next several days, members senior management began to negotiate the terms regarding the potential engagement of one or more financial advisors and drafts of engagement letters were provided by Qatalyst and Morgan Stanley to Isilon.

On September 1, 2010, Mr. You spoke with Mr. Patel via telephone to discuss the possibility of a business combination between the two companies. Mr. You and Mr. Patel also continued to discuss the possibility of an OEM arrangement between the two companies.

On September 3, 2010, the board of directors convened a meeting to consider what actions, if any, they would take in the event that an offer was received by EMC or any other party given recent developments, as well as developments in the storage sector in general. Representatives of Wilson Sonsini also attended this meeting, as did representatives from both firms being considered as financial advisors to Isilon, Qatalyst and Morgan Stanley. Mr. Patel summarized the discussions with EMC, as well as certain inquiries and discussions with other potential strategic partners regarding possible transactions. Representatives of Wilson Sonsini reviewed with the board its fiduciary duties in the context of any consideration by the board of a change-of-control transaction and representatives of Qatalyst and Morgan Stanley reviewed and discussed with the board current developments in the storage sector, Isilon’s recent stock price performance and potential suitors who would most likely be interested in, and capable of, acquiring or making an offer for Isilon. Mr. Patel and senior management provided an update of current business for the fiscal quarter and further discussed current planning and budgeting for 2011 and beyond. The board of directors instructed senior management to continue its planning and further update its long-term stand-alone plan and continue to keep the board apprised of its progress.

On September 6, 2010, Mr. You telephoned Mr. Patel to let him know that an acquisition proposal for Isilon was forthcoming. On the morning of September 7, 2010, Mr. Patel received from Mr. You a copy of a non-binding indication of interest letter from EMC proposing an acquisition of all of the outstanding stock of Isilon in a cash-out merger transaction at an anticipated acquisition price of $27.50 per share in cash. EMC’s indication of interest was subject to an opportunity to complete an appropriate due diligence review of Isilon, the negotiation of a mutually acceptable acquisition agreement and the receipt of any requisite corporate approvals by each party, but was expressly not subject to a financing condition. The indication of interest letter also requested Isilon’s agreement to negotiate exclusively with EMC for a period of 60 days (or until a definitive agreement was reached).

The board of directors convened a special meeting later that day, joined by representatives of Wilson Sonsini. The Strategic Transactions Committee, which had been briefed by Mr. Patel prior to the meeting, reviewed with the board the proposed terms of the engagements for Qatalyst and Morgan Stanley and recommended that both firms be retained pursuant to such terms. After discussion of the merits of having external financial advisors to assist the board and the senior management team in their evaluation of strategic alternatives, the board resolved to engage Qatalyst and Morgan Stanley as Isilon’s financial advisors in connection with a potential sale transaction. Representatives of Qatalyst and Morgan Stanley then joined the board meeting and, together with Mr. Patel, summarized the terms of the EMC indication of interest. After some discussion and input from Wilson Sonsini, the board determined additional time was needed to further assess, and be advised with respect to, EMC’s proposal, in particular as it compared to Isilon’s stand-alone plan. In addition, in an effort to be fully informed and able to properly evaluate its options, the board of directors authorized the members of the Strategic Transactions Committee to work with members of senior management, with advice from Qatalyst and Morgan Stanley, to identify other potential interested parties, some of which had previously expressed interest in Isilon, and to coordinate contacts with such parties and to do so in a manner that would reduce the significant risk of harm to Isilon’s business and of employee dislocation if speculation arose that Isilon was considering a change-of-control transaction.

Later that day, acting under the board’s authorization, Isilon entered into a letter agreement with Qatalyst, pursuant to which Qatalyst was formally engaged to act as Isilon’s financial advisor in connection with its evaluation of strategic alternatives, including a possible sale of Isilon. Similarly, on September 8, 2010, Isilon entered into a letter agreement with Morgan Stanley, pursuant to which Morgan Stanley was formally engaged to act as Isilon’s financial advisor in connection with its evaluation of strategic alternatives, including a possible sale of Isilon.

During the course of the next several weeks, members of the Strategic Transactions Committee, Mr. Patel and other members of senior management team, together with the advice and input of Qatalyst and Morgan Stanley composed a plan to approach a limited number of potential companies. Acting under the board’s authorization, contact was made with those considered to be the most likely potential interested parties. Two of the companies contacted indicated that they were interested in further evaluating the opportunity. On September 8, 2010, Isilon entered into mutual confidentiality agreements with both of these parties. After holding management-level due diligence sessions with each of those two companies during the month of September, at which members of Isilon’s senior management presented an overview of Isilon’s business strategy and operations, and some technical diligence each of those companies subsequently indicated that it was not prepared to submit a proposal for an acquisition transaction.

On September 9, 2010 and September 14, 2010, the Strategic Transactions Committee held telephonic meetings with Isilon’s senior executive team and representatives of Qatalyst, Morgan Stanley and Wilson Sonsini to, among other things, further discuss the EMC indication of interest, Isilon’s long-term stand-alone plan and receive updates with respect to discussions with other potential suitors.

On September 17, 2010, the board of directors convened a special meeting to formally review EMC’s September 7th proposal to acquire Isilon at $27.50 per share in cash and review and evaluate senior management’s updated stand-alone plan. Representatives of Qatalyst, Morgan Stanley and Wilson Sonsini also participated in this meeting. At the meeting, members of Isilon’s senior management team and representatives of Qatalyst and Morgan Stanley updated the board with respect to the discussions with EMC regarding EMC’s September 7th indication of interest and with respect to discussions that had occurred with the companies that were contacted regarding interest in a potential acquisition of Isilon. Representatives of Qatalyst and Morgan Stanley then reviewed with the board of directors an overview of the technology and storage sector strategic landscape, updated its review of Isilon’s recent stock price performance and reviewed its preliminary financial analysis with respect to Isilon with respect to EMC’s $27.50 offer. Isilon’s senior management team then reviewed in detail and discussed with the board its updated stand-alone plan through 2016 and the assumptions, considerations and factors underlying such plan. At the board’s request, representatives of Wilson Sonsini also reviewed again with the board its fiduciary duties in connection with EMC’s indication of interest and its assessment of senior management’s stand-alone plan as an alternative. After discussion with the senior management team and representatives of Qatalyst, Morgan Stanley and Wilson Sonsini, and considering the stand-alone plan presented by senior management, the board of directors determined to reject EMC’s September 7th indication of interest. The board did, however, authorize and instruct the senior management team and representatives of Qatalyst and Morgan Stanley to continue discussions with EMC as well as to continue discussions with the other companies that had indicated interest in a potential acquisition of Isilon.

On September 18, 2010, a representative of Qatalyst held a telephone conversation with Mr. You, during which Mr. You was informed that the board was not willing to proceed at $27.50 per share. During that conversation, that representative and Mr. You discussed the board’s feedback on EMC’s indication of interest and both concluded that further discussions were necessary. No revised proposal was made by EMC during the conversation.

Following that conversation, on September 20, 2010, Mr. You forwarded to a representative of Qatalyst a due diligence list of threshold technology issues that Mr. You indicated needed to be answered as a threshold matter in order for EMC to be able to support a higher valuation than was currently proposed. On September 23, 2010, representatives from EMC met with representatives of Isilon in Seattle to conduct further due diligence based on the list of issues forwarded by Mr. You.

On September 24, Mr. Patel, Mr. Broderson and other Isilon executives, along with representatives from Isilon’s financial advisors, held a meeting by conference call with various executives of EMC to discuss Isilon’s company history, organization and resources, products, sales and marketing efforts, go-to-market strategy, and financial statements. Following these meetings, Mr. Patel informally updated members of the board of directors on these and other recent developments.

On October 2, 2010, EMC submitted to the Company a revised non-binding indication of interest letter proposing an acquisition of all of the outstanding stock of Isilon in a cash-out merger transaction at an anticipated acquisition price of $30.00 per share in cash. EMC’s indication of interest was again subject to Isilon’s agreement to an exclusive negotiation period (for a period of 30 days or until a definitive agreement was reached), but was expressly not subject to a financing condition, and indicated that EMC was prepared to move quickly to complete due diligence and to draft definitive acquisition documents.

On October 3, 2010, members of the Special Transactions Committee met with representatives of Qatalyst and Wilson Sonsini, as well as another member of the board of directors, to receive an update with respect to EMC’s October 2nd proposal and proposed next steps.

On October 4, 2010, the board of directors convened a meeting to discuss and consider EMC’s October 2nd proposal to acquire Isilon at $30.00 per share in cash. Representatives of Qatalyst, Morgan Stanley and Wilson Sonsini also participated in this meeting. At this meeting, Mr. Patel and members of senior management provided the board of directors with an update on their latest communications and diligence meetings with the two interested suitors other than EMC and notified the board that each of those parties indicated that they were not prepared to submit a proposal for an acquisition transaction. Members of senior management also updated the board on their recent conversations with representatives of EMC surrounding EMC’s October 2nd proposal. Representatives of Qatalyst and Morgan Stanley then reviewed with the board of directors an updated review of Isilon’s recent stock price performance and reviewed its preliminary financial analysis with respect to Isilon updated to reflect EMC’s revised offer. After deliberation, the board of directors authorized members of senior management and Isilon’s financial advisors to continue discussions with EMC and to make available access to further diligence materials. The board also instructed Qatalyst to convey to EMC that it would be willing to consider a proposal at $36.00 per share in cash.

Following the board meeting, representatives from Qatalyst informed Mr. You that EMC’s October 2nd proposal remained insufficient but that the board would consider a proposal at $36.00 per share in cash. Over the course of the next two weeks, Mr. You continued to have telephone conversations with Isilon’s financial advisors concerning possible terms of a transaction between the companies.

On October 14, 2010, representatives of both Qatalyst and Morgan Stanley had separate conversations with Mr. You, during which he indicated that EMC’s due diligence was substantially complete and that EMC might be able to support a price of $33.00 per share in cash. After discussions with the Chairman of the Strategic Transactions Committee, Mr. Patel proposed to Mr. You that a meeting with Mr. Joseph M. Tucci, Chairman of the Board of Directors, President and Chief Executive Officer of EMC, to discuss the momentum in Isilon’s business and the benefits to both companies of a potential combination might be helpful in coming to an agreement on price.

On October 15, 2010, Mr. Patel met with Mr. Tucci and John R. Egan, Director and Chairman of EMC’s Mergers and Acquisitions Committee, Mr. You and Mr. Napolitano in Hopkinton, Massachusetts. At that meeting, Mr. Patel discussed with Mr. Tucci and the other representatives of EMC Isilon’s continued strong performance and his confidence in the continued momentum in Isilon’s business, as well as potential synergies between the two companies. Mr. Patel reiterated to EMC the board of directors’ willingness to consider a proposal at $36.00 per share in cash. At the meeting, members of EMC senior management suggested that their consideration of any higher valuation would benefit from an additional due diligence session. Mr. Patel and Mr. Tucci agreed that if agreement could be reached on price, it would be beneficial if a transaction could be announced in conjunction with Isilon’s scheduled earnings announcement on October 21, 2010.

Later that day, with the authorization of Isilon’s senior management, representatives of Wilson Sonsini provided a representative of Qatalyst with a draft of an agreement and plan of merger contemplating the acquisition of Isilon by EMC by means of a tender offer followed by a second-step merger, as well as a set of disclosure schedules to such merger agreement, which Qatalyst then provided to Mr. You. The draft merger agreement did not contain a proposed purchase price.

On October 17, 2010, further technical due diligence sessions were held in Seattle between representatives of Isilon and EMC. During that weekend, further discussions between Mr. Patel and certain senior executives at EMC ensued and, to the extent that an agreement could be reached on price, both parties expressed a mutual desire to continue attempt to agree on and execute definitive agreements relating to a transaction by October 21, 2010.

On the evening of October 17, 2010, the board of directors held a special meeting, at which Mr. Patel provided an update on his meetings with EMC in Massachusetts and the further diligence sessions held that weekend. Representatives of Wilson Sonsini also attended that meeting and reviewed with the board of directors the general terms of the merger agreement provided to EMC.

From October 15th through October 19th, 2010, representatives of Isilon, Wilson Sonsini, EMC and Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden Arps”), counsel to EMC, had a number of discussions and correspondence with respect to the terms of a possible transaction, focusing primarily on provisions of the draft merger agreement and exchanging drafts of that document with one another reflecting their respective comments. During that time, no agreement was reached with respect to price.

The board of directors held a meeting on October 19, 2010. Representatives of Qatalyst, Morgan Stanley and Wilson Sonsini also participated in this meeting. At that meeting, Mr. Patel provided the board with an update on Isilon’s third quarter results and expected performance in the fourth quarter. Following that, Qatalyst and Morgan Stanley reviewed with the board of directors an updated review of Isilon’s recent stock price performance and reviewed its updated financial analysis with respect to Isilon. Representatives of Wilson Sonsini provided an update as to the status of negotiations on the merger agreement with Skadden Arps, and reviewed with the board its fiduciary duties and process with respect to the tender offer and second-step merger, and antitrust filings.

On October 20, 2010, Mr. You called Mr. Patel to inform Mr. Patel that EMC had determined not to proceed with a transaction at that time. The board of directors convened a meeting later that day and, after updates from members of senior management and financial advisors, and based on EMC’s cessation of discussions, directed the senior management team to continue to focus on execution of Isilon’s stand-alone strategy and business plan.

On October 21, 2010, Isilon announced record third-quarter earnings with $53.8 million in revenues and $4.0 million in net income.

In late October, Mr. Patel was again contacted by Mr. You of EMC requesting further technical due diligence meetings. Such meetings were scheduled and held on November 1, 2010 in Seattle among certain senior executives and other representatives of Isilon and EMC.

On November 2, 2010, the board of directors held a meeting, at which time Mr. Patel and the Strategic Transactions Committee updated the board on his conversations with Mr. You and the prior day’s meetings.

On November 12, 2010, Mr. Tucci and Mr. You called Mr. Patel to notify him that they would be delivering a letter and definitive documentation, executed by EMC, contemplating an acquisition by EMC of Isilon for $32.50 per share. Mr. Tucci noted that the offer was subject to further due diligence by EMC over the following days, the execution by Isilon of the proposed merger agreement and the execution by Isilon’s three largest stockholders of a proposed tender and voting agreement, each by 5:00 p.m. Eastern Time on November 14, 2010, stressing the importance of reaching agreement quickly given reports in the marketplace regarding a potential transaction between EMC and Isilon.

Following that conversation and after the market close on November 12th, EMC transmitted a letter proposing an acquisition of all of the outstanding stock of Isilon in a cash-out merger transaction at an acquisition price of $32.50 per share in cash, together with an execution version of an agreement and plan of merger with a set of disclosure schedules attached and an execution version of a tender and voting agreement, in each case signed by EMC. The letter specified that EMC’s board of directors had unanimously approved the offer contained in the letter and the terms of the enclosed merger agreement. The letter further indicated that EMC expected to be able to close the tender offer by the end of the year.

After receipt of those offer documents, representatives of Skadden Arps forwarded to representatives of Wilson Sonsini marked drafts of the merger agreement and a tender and voting agreement showing changes against the drafts of those documents that Wilson Sonsini had prepared on October 18, 2010 prior to the cessation of negotiations between the parties. Representatives of Wilson Sonsini reviewed the revised draft of the merger agreement and the draft tender and voting agreement and discussed the terms proposed in those draft agreements with representatives of Isilon.

Later that evening, the board of directors held a special meeting to review EMC’s November 12th proposal and the terms and conditions contained in the revised offer documents. Mr. Patel provided the board an update on his discussions with Mr. Tucci and Mr. You and an update as to the performance of Isilon and its prospects. Representatives of Wilson Sonsini also participated in this meeting, and updated the board of directors as to the terms included in the revised merger agreement and tender and voting agreement provided by EMC and, at the request of the board, outlined the principal issues posed by those drafts. Among other terms, the draft merger agreement proposed a termination fee of approximately 4.0% of the equity value of the transaction, as well as certain provisions regarding the extension of the offer, closing conditions and termination rights that increased the level of uncertainty with respect to the consummation of the proposed transaction that remained important open points from Isilon’s prior negotiations with EMC the month before. After discussion and evaluation of EMC’s revised price and the terms, the board of directors instructed Wilson Sonsini to prepare a further revised draft of the merger agreement to review with the senior management team addressing the outstanding issues. After further deliberation, the board also authorized Mr. Patel to provide a counter to EMC’s price.

Following the board meeting, the Strategic Transactions Committee met with Mr. Patel and other members of senior management and representatives of Qatalyst, Morgan Stanley and Wilson Sonsini, where potential responses to EMC were discussed.

Following the board meeting and the Strategic Transactions Committee meeting, Mr. Patel called Mr. Tucci to inform Mr. Tucci that Isilon’s board of directors had determined not to proceed at the price proposed by EMC, and requested that EMC increase its price to at least $35.00 per share. Mr. Tucci informed Mr. Patel that he did not have authority from his board of directors at $35.00 per share.

After discussions with representatives of Skadden Arps and Wilson Sonsini transmitted the further revised draft of the merger agreement to Skadden Arps and EMC on the morning of November 13, 2010.

On November 13, 2010, Mr. You called Mr. Patel to discuss a transaction price and both parties agreed to return to their respective boards and committees supportive of a price of $33.85 per share in cash, subject to requisite board approval and negotiation of acceptable definitive documentation. In addition, Mr. You and Mr. Patel discussed the process of the plan for the announcement of the transactions contemplated by the merger agreement.

Following that telephone discussion, representatives of Wilson Sonsini and Skadden Arps engaged in a number of discussions on the terms of the merger agreement in an effort to resolve as many of the open items as possible. At the conclusion of the day, the negotiation of the definitive merger agreement and tender and voting agreement was substantially complete. Later that night, representatives of Skadden Arps delivered a revised draft of the merger agreement to Wilson Sonsini and Isilon.

On November 14, 2010, a further conference call was conducted with Mr. Patel, Mr. You, each company’s respective in-house counsel and a representative from each of Wilson Sonsini and Skadden Arps to discuss the remaining open issues relating to the merger agreement. Shortly after the conference call, Mr. You telephoned Mr. Patel. After a brief discussion the parties came to agreement, subject to requisite board approval, on the remaining terms of the merger agreement.

The board of directors held another special meeting on November 14, 2010. Representatives of Qatalyst, Morgan Stanley and Wilson Sonsini also participated in this meeting. At this meeting, Mr. Patel updated the board on the discussions with Mr. Tucci and Mr. You over the last couple days, specifically his negotiations on price, and members of the senior management team reviewed with the board updates to Isilon’s stand-alone plan. Representatives of each of Qatalyst and Morgan Stanley then reviewed with the board Isilon’s recent stock price performance and presented and discussed with the board its financial analysis with respect to Isilon and EMC’s verbal offer of $33.85 per share in cash. Following discussion by the board, representatives of Wilson Sonsini summarized the terms of the merger agreement (including the treatment of Isilon’s vested and unvested options and restricted stock units) and the tender and voting agreement and reviewed the proposed resolution of each of the previously unresolved issues that had been reported to the board. After further discussion, representatives of Qatalyst then delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of the date thereof, and subject to and based upon the various qualifications and assumptions set forth in its written opinion, the consideration to be received by the holders of shares of Isilon Common Stock (other than EMC or any of its affiliates or any affiliates of Isilon who have executed the tender and voting agreement) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of Morgan Stanley then delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of the date thereof, and based upon and subject to the various assumptions, procedures, factors and qualifications set forth in its written opinion, the consideration to be received by the holders of shares of Isilon Common Stock (other than EMC or any of its affiliates or any stockholders of Isilon who entered into the tender and voting agreement) pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of each of the written opinions of Qatalyst and Morgan Stanley, each dated November 14, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with each of the opinions, are attached as Annex II and Annex III, respectively. After considering each of the factors described below in “—Reasons for Recommendation,” the board of directors determined it was in the best interests of Isilon and Isilon’s stockholders to enter into the merger agreement with EMC. Accordingly, the board of directors unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (iv) resolved to recommend that Isilon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

After the board meeting adjourned, the parties executed and delivered the Merger Agreement and Tender and Voting Agreement and related documents.

On November 15, 2010, before the U.S. stock markets opened, EMC and Isilon jointly announced the transaction.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the board of directors consulted with Isilon’s senior management, outside legal counsel and outside financial advisors. In recommending that Isilon’s stockholders accept the Offer and tender their Shares in the Offer, the board of directors considered a number of factors. The following is a summary of the material factors that supported this decision:

•

Isilon’s Operating and Financial Condition—the board of directors’ knowledge of Isilon’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to Isilon’s stockholders than any other strategic alternative reasonably available to Isilon, including remaining as a stand-alone entity;

•

Prospects of Isilon—the board of directors’ belief that the highly competitive environment in which Isilon operates and continuing consolidation in the industry pose significant challenges to Isilon’s ability to create stockholder value as an independent company, including the fact that many of Isilon’s competitors have greater name recognition, access to larger customer bases and substantially greater resources;

•

Available Alternatives—the fact that the board of directors, with the assistance of Qatalyst and Morgan Stanley, considered other potential acquirers and solicited interest from other parties that were considered those most likely to be interested in a possible business combination with Isilon and that these inquiries did not result in any other proposals to acquire Isilon, as well as the fact that, despite widespread market speculation relating to the possible takeover of Isilon prior to the announcement of the Merger Agreement, no indications of interest with respect to a change of control transaction had been received;

•

Premium Price—the $33.85 per Share consideration payable pursuant to the Merger Agreement represents a premium of approximately 29% to the closing price per Share on November 12, 2010, the last full trading day prior to the announcement of the execution Merger Agreement, approximately 25% to the average closing price per Share over the 30 trading days prior to the announcement of the execution of the Merger Agreement and approximately 46% premium to the closing price per Share on October 1, 2010, the last trading day before it was reported by the news media that Isilon had engaged advisors to explore strategic alternatives;

•

Cash Tender Offer—the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Isilon’s stockholders, at the earliest possible time, to receive cash in exchange for their Shares;

•

No Financing Condition—EMC’s obligations under the Offer are not subject to any financing condition and EMC’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger;

•

Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made a bona fide, written and unsolicited acquisition proposal that the board of directors believes in good faith is or is reasonably expected to lead to a Superior Proposal (as defined in Section 1.1 of the Merger Agreement) and to furnish to such third party non-public information relating to Isilon pursuant to a confidentiality agreement that contains confidentiality provisions that are no less favorable to Isilon than those contained in the confidentiality agreement entered into with EMC;

•

Change of Recommendation—in the event Isilon receives a Superior Proposal, the board of directors has the right, prior to the purchase of Shares pursuant to the Offer, to fail to reaffirm, or to withdraw or modify in a manner adverse to EMC its approval or recommendation to its stockholders of the Offer or declaration of advisability of the Merger Agreement, the Offer, or the Merger, provided that the board of directors may not make such an adverse recommendation change in response to an acquisition proposal received from a third party unless (i) such acquisition proposal constitutes a Superior Proposal, (ii) Isilon notifies EMC in writing at least three business days before the adverse recommendation change of its intention to take such action and (iii) EMC does not make, within three business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of Isilon as such Superior Proposal (with any material amendment or modification to the Superior Proposal requiring a new written notification from Isilon and a new three business day period);

•

Fiduciary Termination Right—the board of directors may terminate the Merger Agreement to accept a Superior Proposal, if (i) the board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under Delaware law, (ii) Isilon has complied with requirements set forth in the previous bullet and (iii) concurrently with such termination, Isilon pays to EMC a termination fee, as described below;

•

Conditions to Consummation of the Offer and Merger; Likelihood of Closing—EMC’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

•

Top-Up Option—the “top-up option” granted to Purchaser to purchase from Isilon, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding, which could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law;

•

Tender and Voting Agreement—stockholders who control in the aggregate approximately 45.4% of the outstanding Shares support the Offer and have entered into a Tender and Voting Agreement to tender their Shares in the Offer, making it more likely that the transaction will be completed promptly;

•

Opinion of Qatalyst—the opinion of Qatalyst, dated November 14, 2010, to the board of directors as to the fairness, from a financial point of view and as of such date, of the $33.85 per Share consideration to be received by holders of Shares (other than EMC, any affiliate of EMC or affiliates of Isilon who had executed the Tender and Voting Agreement) pursuant to the Merger Agreement, as more fully described in the section entitled “Opinions of Isilon’s Financial Advisors—Qatalyst.”

•

Opinion of Morgan Stanley—the opinion Morgan Stanley, dated November 14, 2010, to the board of directors of Isilon that as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, other than EMC and its affiliates and Isilon’s stockholders who entered into the Tender and Voting Agreement, as more fully described in the section entitled “Opinions of Isilon’s Financial Advisors— Morgan Stanley.”

•

Cash Consideration; Certainty of Value—the fact that the all-cash consideration will provide stockholders with immediate fair value, in cash, for all of their Shares, while avoiding long-term business risk;

•

Business Reputation and Financial Strength of EMC—the business reputation and capabilities of EMC and its management and the substantial financial resources of EMC and, by extension, Purchaser which the board of directors believe make it more likely that the transaction will be completed promptly; and

•	Availability of Appraisal Rights—the availability of appraisal rights in connection with the Merger to stockholders who comply with all of the required procedures under the DGCL.

The board of directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, including the following:

•

Failure to Close—the risks and costs to Isilon if the Offer and the Merger are not consummated, including the diversion of the attention of Isilon’s directors, executive officers and associates, the potential loss of employees, customers and business partners, and the incurrence of significant transaction costs;

•

Regulatory Risk—the fact that the Merger will be subject to antitrust review under the HSR Act, which could delay or prevent completion of the Merger, despite Isilon’s efforts to negotiate terms and conditions in the Merger Agreement that optimize the likelihood that all required approvals will be obtained;

•

No Future Growth Opportunity—while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger Agreement, tendering of Shares in the Offer and the consummation of the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of Isilon;

•

U.S. Federal Income Tax Consequences—the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger generally would be taxable to such stockholders who have a gain for U.S. federal income tax purposes;

•

No-Solicitation; Termination Fee—the restrictions on Isilon’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, the ability of EMC to match a competing proposal, and the requirement that Isilon pay a $100 million termination fee to EMC in order to accept a Superior Proposal and in certain other circumstances specified in the Merger Agreement, which the board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to EMC’s willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to stockholders; and

•

Restrictions on Conduct of Business—the restrictions on the conduct of Isilon’s business prior to the completion of the transaction, generally requiring Isilon to conduct its business in the ordinary course of business, which may delay or prevent Isilon from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

The foregoing discussion of information and factors considered by the board of directors and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the board of directors may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of Isilon were aware of the interests of executive officers and directors of Isilon as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Opinions of Isilon’s Financial Advisors

The board of directors received opinions from two financial advisors, Qatalyst and Morgan Stanley. Isilon provided each financial advisor with certain financial forecasts and operating data prepared by the management of Isilon and approved for Qatalyst’s and Morgan Stanley’s use by Isilon and each was given full access to management and other personnel. The financial forecasts are described in further detail below in the section entitled “Financial Forecasts.” As reflected below in the summaries of each opinion, each financial advisor independently analyzed the transaction and the board of directors gave thorough consideration to the methodologies, analyses and opinions of each financial advisor.

Qatalyst

Isilon retained Qatalyst to act as its financial advisor in connection with a potential transaction involving Isilon. Isilon selected Qatalyst to act as its financial advisor based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of Isilon and the industry in which it operates. As financial advisor to Isilon, Qatalyst delivered a written opinion dated November 14, 2010, that, as of such date and based upon and subject to the various assumptions, limitations and qualifications set forth in its opinion, the $33.85 per Share consideration to be received by the holders of the outstanding shares of Common Stock, other than EMC, any affiliate of EMC, or any affiliates of Isilon who have executed the Tender and Voting Agreement, (the “Holders”) pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

The full text of Qatalyst’s written opinion, dated November 14, 2010, to the board of directors of Isilon is attached hereto as Annex II and is incorporated by reference herein. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst in rendering its opinion. You should read the entire opinion carefully in its entirety. Qatalyst’s opinion was provided to the board of directors and addresses only the fairness, as of the date of the opinion and from a financial point of view, of the $33.85 per Share consideration to be received by the Holders pursuant to the Merger Agreement. It does not address any other aspect of the Offer or the Merger. It does not constitute a recommendation as to whether any Holder should tender Common Stock in the Offer or how any stockholder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which the Common Stock will trade at any time. The summary of Qatalyst’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Qatalyst reviewed the Merger Agreement, the Tender and Voting Agreement and certain publicly available financial statements and other business and financial information of Isilon. Qatalyst also reviewed certain financial projections and operating data prepared by the management of Isilon (the “Isilon Projections”), which included the financial forecasts described below in the section entitled “Financial Forecasts.” Additionally, Qatalyst discussed the past and current operations and financial condition and the prospects of Isilon with senior executives of Isilon. Qatalyst also reviewed the historical market prices and trading activity for the Common Stock and compared the financial performance of Isilon and the prices and trading activity of the Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, Qatalyst reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Qatalyst assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, it by Isilon. With respect to the Isilon Projections, Qatalyst was advised by the management of Isilon, and Qatalyst assumed, that the Isilon Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Isilon of the future financial performance of Isilon and other matters covered thereby. Qatalyst assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, Qatalyst assumed that in connection with the receipt of all the necessary approvals of the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Isilon. Qatalyst did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Isilon, nor has it been furnished with any such evaluation or appraisal. In addition, Qatalyst relied, without independent verification, upon the assessments of the management of Isilon as to the existing and future technology and products of Isilon and the risks associated with such technology and products.

Qatalyst’s opinion has been approved by Qatalyst’s opinion committee in accordance with its customary practice.

Qatalyst’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date the opinion was delivered. Events occurring after the date of the opinion may affect Qatalyst’s opinion and the assumptions used in preparing it, and Qatalyst has not assumed any obligation to update, revise or reaffirm its opinion. Qatalyst’s opinion does not address the underlying business decision of Isilon to engage in the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may have been available to Isilon. Qatalyst’s opinion is limited to the fairness, from a financial point of view, of the $33.85 per Share consideration to be received by the Holders pursuant to the Merger Agreement, and Qatalyst expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Isilon’s officers, directors or employees, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst in connection with its opinion dated November 14, 2010. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst’s opinion. For purposes of its analyses, Qatalyst utilized both third-party research analysts projections (the “Street Projections”) and the Isilon Projections (which consisted of two sets of projections, denoted below as Management Case 1 and Management Case 2).

Illustrative Discounted Cash Flow Analysis. Qatalyst performed an illustrative discounted cash flow analysis, which is designed to imply a potential value of a company by calculating the net present value of estimated future cash flows and corresponding terminal value of the company. Qatalyst calculated ranges of implied equity values per Share for Isilon based on discounted cash flow analyses utilizing each of Management Case 1 and Management Case 2 in the Isilon Projections for the fourth quarter of 2010 through the calendar year 2016. With respect to Management Case 1, Qatalyst calculated the net present value of unlevered free cash flows for Isilon for the fourth quarter of 2010 through the calendar year 2015 and calculated the terminal value at the end of 2015 by applying a range of multiples of 22.0x to 30.0x to Isilon’s estimated fiscal year 2016 net operating profits after taxes. With respect to Management Case 2, Qatalyst calculated the net present value of unlevered free cash flows for Isilon for the fourth quarter of 2010 through the calendar year 2015 and calculated the terminal value at the end of 2015 by applying a range of multiples of 20.0x to 26.0x to Isilon’s estimated fiscal year 2016 net operating profits after taxes. These values were discounted to present values using weighted average cost of capital ranging from 10.5% to 16.5% in each of Management Case 1 and Management Case 2. Qatalyst then applied a dilution factor of 20% in each of Management Case 1 and Management Case 2 to reflect the net dilution to current stockholders due to the net effect of future equity compensation grants projected by Isilon management. Based on the calculations set forth above, this analysis implied a range of values for the Common Stock of approximately $27.44 to $44.64 per Share based on Management Case 1 and approximately $15.04 to $22.22 per Share based on Management Case 2.

Selected Companies Analysis. Qatalyst compared selected financial information and public market multiples for Isilon with publicly available information and public market multiples for selected storage companies and high growth systems companies. The companies used in this comparison included those companies listed below and were selected because they are publicly traded companies in Isilon’s industry and/or with operating or financial characteristics that, for purposes of this analysis, may have similarities with those of Isilon:

Storage Companies:

•	EMC Corporation

•	EMC Corporation less value of EMC Corporation’s stake in VMware Inc.

•	NetApp, Inc.

•	Brocade Communications Systems, Inc.

•	QLogic Corporation

•	CommVault Systems, Inc.

•	Compellent Technologies, Inc.

High Growth Systems Companies:

•	F5 Networks, Inc.

•	Riverbed Technology, Inc.

•	Aruba Networks, Inc.

•	Fortinet, Inc.

Based upon research analyst consensus estimates for calendar year 2011 and using the closing prices as of November 12, 2010 for shares of the selected companies, Qatalyst calculated, among other things, the closing stock price divided by the estimated consensus earnings per share for calendar year 2011 (the “CY11E P/E Multiple”). The high, low, median and mean CY11E P/E Multiples among the storage companies analyzed were 65.8x, 9.9x, 15.1x and 24.7x, respectively. The high, low, median and mean CY11E P/E Multiples among the high growth systems companies analyzed were 55.7x, 35.6x, 38.7x and 42.1x, respectively.

Based on an analysis of the CY11E P/E Multiple for each of the selected companies, Qatalyst selected a representative range of 45.0x to 55.0x and applied this range to Isilon’s estimated calendar year 2011 earnings per Share, assuming taxation at 35%. Based on Isilon’s outstanding Shares, options, RSUs and warrants as reported in Isilon’s quarterly report on Form 10-Q filed with the SEC on October 22, 2010, the calculations set forth above and including the estimated per Share net present value of federal net operating loss carryforwards applying a projected utilization schedule as set forth in the appropriate Isilon Projections and using a 13.5% discount rate, this analysis implied a range of values for the Common Stock of approximately $19.93 to $24.28 per Share based on Management Cases 1 and 2. Calendar year 2011 earnings per Share were identical in Management Cases 1 and 2.

No company included in the selected companies analysis is identical to Isilon. In evaluating the selected companies, Qatalyst made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Isilon, such as the impact of competition on the business of Isilon and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Isilon or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean or median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis. Qatalyst compared the multiples paid in 22 selected transactions from January 2009 through November 2010 involving public companies in the technology industry with a transaction value in excess of $750 million. These transactions are listed below:

Acquiror	Target
Oracle Corporation	Art Technology Group Inc.
Carlyle Group	Syniverse Holdings Inc.
Carlyle Group	CommScope, Inc.
International Business Machines Corporation	Netezza Corporation
Hewlett-Packard Company	ArcSight Inc.
Hewlett-Packard Company	3PAR Inc.
Intel Corporation	McAfee, Inc.
SAP AG	Sybase, Inc.
Hewlett-Packard Company	Palm, Inc.
Visa Inc.	Cybersource Corporation
Cisco Systems, Inc.	Tandberg ASA
Hewlett-Packard Company	3Com Corporation
Cisco Systems, Inc.	Starent Networks, Corp.
Emerson Electric Co.	Avocent Corporation
Xerox Corporation	Affiliated Computer Services, Inc.
Dell Inc.	Perot Systems Corporation
Adobe Incorporated	Omniture, Inc.
International Business Machines Corporation	SPSS Inc.
EMC Corporation	Data Domain, Inc.
Intel Corporation	Wind River Systems, Inc.
Oracle Corporation	Sun Microsystems, Inc.
Autonomy Corporation PLC	Interwoven, Inc.

For each of the transactions listed above, Qatalyst reviewed, among other things, enterprise value as a multiple of next 12 months estimated revenue reflected in third-party research analysts projections. Based on the analysis of such metrics for the transactions noted above, Qatalyst selected a representative range of 5.4x to 9.3x (which were the multiples of enterprise value to next 12 months estimated revenue paid in the EMC/Data Domain and HP/3PAR transactions, respectively) and applied this range of multiples to Isilon’s next 12 months estimated revenue reflected in the Street Projections. Based on the calculations set forth above, this analysis implied a range for the Common Stock of approximately $19.39 to $31.62 per Share based on Street Projections.

No company or transaction utilized in the selected transactions analysis is identical to Isilon or the Offer and the Merger. In evaluating the selected transactions, Qatalyst made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Isilon, such as the impact of competition on the business of Isilon or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Isilon or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Qatalyst also reviewed, for informational purposes, certain other financial statistics, in connection with its opinion as described below.

Equity Research Analyst Price Target Statistics. Qatalyst reviewed the stock price targets for the Common Stock prepared and published by equity research analysts on October 21, 2010 and October 22, 2010, noting that the range of undiscounted equity analyst price targets for the Common Stock was between $22.00 and $33.00 per Share, with a median value of $29.00 per Share and a mean value of $29.11 per Share.

Historical Trading Performance. Qatalyst also reviewed the historical trading performance of the Common Stock from December 15, 2006, the date of Isilon’s initial public offering, to November 12, 2010, the trading day prior to announcement of the Merger Agreement, noting that the low and high closing prices of the Common Stock during such period were $1.90 and $29.25 per Share, respectively. Qatalyst also noted that the $33.85 per Share consideration to be received by the Holders pursuant to the Merger Agreement represented a 29% premium to the closing price per Share on November 12, 2010, a 25% premium to the average closing price per Share for the 30-trading days then ended and a 46% premium to the closing price per Share on October 1, 2010, the last trading day before it was reported that Isilon had engaged advisors to explore strategic alternatives.

Miscellaneous

In connection with the review of the Offer and the Merger by the board of directors, Qatalyst performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Qatalyst considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst’s view of the actual value of Isilon. In performing its analyses, Qatalyst made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Isilon. Any estimates contained in Qatalyst’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $33.85 per Share consideration to be received by the Holders pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

Qatalyst’s opinion and its presentation to the board of directors was one of many factors considered by the board of directors in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the consideration to be received by the Holders pursuant to the Offer and the Merger or of whether the board of directors would have been willing to agree to a different consideration. The consideration was determined through arm’s-length negotiations between Isilon and EMC and was approved by the board of directors. Qatalyst provided advice to Isilon during these negotiations. Qatalyst did not, however, recommend any specific consideration to Isilon or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of Isilon, EMC or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst’s opinion, no material relationship existed between Qatalyst and its affiliates and Isilon or EMC pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to Isilon or EMC and their respective affiliates for which it would expect to receive compensation.

For a description of the terms of Qatalyst’s engagement as Isilon’s financial advisor, see the discussion under Item 5 below.

Morgan Stanley

We retained Morgan Stanley to provide us with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of our business and affairs. At the meeting of the board of directors on November 14, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of November 14, 2010, and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the consideration to be received by the holders of shares of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, other than EMC and its affiliates and our stockholders who entered into the Tender and Voting Agreement (the “Designated Stockholders”).

The full text of the written opinion of Morgan Stanley, dated as of November 14, 2010, is attached hereto as Annex III. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to our board of directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement as of the date of the opinion, other than EMC and its affiliates and the Designated Stockholders. It does not address any other aspects of the Merger and does not constitute a recommendation to any holder of the Common Stock as to how to vote at any stockholders’ meeting held in connection with the Merger or whether to take any other action with respect to the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Isilon and EMC, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Isilon;

•	reviewed certain financial projections prepared by Isilon’s management, which included the financial forecasts described below in the section entitled “Financial Forecasts”;

•	discussed the past and current operations and financial condition and the prospects of Isilon with Isilon’s senior executives;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared Isilon’s financial performance and trading activity of the Common Stock with that of certain other publicly traded companies comparable to Isilon and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the Merger Agreement and the Tender and Voting Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Isilon and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Isilon’s management of Isilon’s future financial performance. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Isilon’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Common Stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Isilon, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 14, 2010. Events occurring after November 14, 2010 may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated November 14, 2010. The various analyses summarized below were based on the closing price of $26.29 per share of the Common Stock as of November 12, 2010, the last full trading day prior to the meeting of our board of directors to consider and approve, adopt and authorize the Merger Agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis. Morgan Stanley performed a trading range analysis with respect to the historical share prices of our common stock. Morgan Stanley reviewed the range of closing prices of our common stock for various periods ending on November 12, 2010. Morgan Stanley observed the following:

Period Ending November 12, 2010	Range of Closing Prices
Last 30 Trading Days	$23.88 – 29.25
Last 90 Trading Days	$13.56 – 29.25
Last 12 Months	$5.36 – 29.25

Morgan Stanley also noted that the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement of $33.85 per share reflected a 29% premium to the closing price per share as of November 12, 2010, a 25% premium to the average closing price per share for the 30 trading days prior to and including November 12, 2010, and a 37% premium to the average closing price per share for the 60 trading days prior to and including November 12, 2010.

Comparable Company Analysis. Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain of our financial information with comparable publicly available consensus equity research estimates for certain companies that shared similar business characteristics with us, such as those that provide data storage and enterprise networking solutions or those that have similar scale and operating characteristics (the “Comparable Companies”). These Comparable Companies are:

•	Aruba Networks, Inc.

•	Brocade Communications Systems, Inc.

•	Cisco Systems, Inc.

•	CommVault Systems, Inc.

•	Compellent Technologies, Inc.

•	EMC Corporation

•	Emulex Corporation

•	F5 Networks, Inc.

•	Fortinet, Inc.

•	Juniper Networks, Inc.

•	NetApp, Inc.

•	QLogic Corporation

•	Rackspace Hosting, Inc.

•	Riverbed Technology, Inc.

•	VMware, Inc.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar year 2011; and

•	the ratio of price to estimated earnings per share for calendar year 2011.

Based on its analysis of the relevant metrics for each of the Comparable Companies, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant financial statistic of Isilon. For purposes of estimated calendar year 2011 revenue and earnings per share, Morgan Stanley utilized publicly available estimates, prepared by equity research analysts and available as of November 12, 2010 (the “Street Case”), and also utilized two different sets of estimates prepared by Isilon’s management (“Management Case 1” and “Management Case 2,” as further described below). Isilon’s management’s estimates of our estimated calendar year 2011 revenue and earnings per share were identical in Management Case 1 and Management Case 2.

Based on Isilon’s outstanding Shares, options, Company RSUs, and warrants as reported in Isilon’s quarterly report on Form 10-Q filed with the SEC on October 22, 2010, Morgan Stanley estimated the implied value per share of the Common Stock as of November 12, 2010, as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of Our Common Stock
Street Case
Aggregate Value to Estimated 2011 Revenue	5.0x – 8.0x	$19.15 – $29.17
Price to Estimated 2011 Earnings Per Share	40.0x – 55.0x	$20.00 – $27.50
Management Cases 1 and 2
Aggregate Value to Estimated 2011 Revenue	5.0x – 8.0x	$22.15 – $33.96
Price to Estimated 2011 Earnings Per Share	40.0x – 55.0x	$25.82 – $35.50

Morgan Stanley noted that the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement is $33.85 per Share.

No company utilized in the comparable company analysis is identical to Isilon. In evaluating comparable companies and selecting representative ranges of financial multiples, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control, such as the impact of competition on our business and our industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects or in our industry or the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Equity Research Analysts’ Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts and available as of November 12, 2010. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock and are not discounted to reflect present values. The range of undiscounted analyst price targets for the Common Stock was $28.00 to $33.00 per Share as of November 12, 2010, and Morgan Stanley noted that the median undiscounted analyst price target was $32.00 per Share.

Morgan Stanley noted that the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement is $33.85 per Share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Discounted Equity Value Analysis. Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future earnings and a potential range of price to earnings ratios. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2013 forecasts from each of the Street Case, Management Case 1 and Management Case 2. Morgan Stanley applied a range of price to earnings multiples to these estimates and applied a discount rate of 10.3%.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2013 Assumed Earnings Per Share	Comparable Company Multiple Range	Implied Present Value Per Share of the Common Stock
Street Case	25.0x – 40.0x	$11.40 – $18.09
Management Case 1	40.0x – 50.0x	$32.42 – $40.53
Management Case 2	35.0x – 45.0x	$20.31 – $26.11

Morgan Stanley noted that the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement is $33.85 per Share.

Analysis of Precedent Transactions. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with this transaction. In connection with its analysis of precedent transaction premia, Morgan Stanley compared publicly available statistics for selected technology sector transactions occurring between January 1, 2009 and November 12, 2010 with a transaction value greater than $1 billion. In connection with its analysis of precedent transaction multiples, Morgan Stanley compared publicly available statistics for 21 selected enterprise IT sector transactions occurring between January 1, 2007 and November 12, 2010. The following is a list of these enterprise IT sector transactions:

Selected Enterprise IT Transactions (Target / Acquiror)

3PAR Inc. / Dell Inc.

3PAR Inc. / Hewlett-Packard Company

Altiris, Inc. / Symantec Corporation

ArcSight, Inc. / Hewlett-Packard Company

Art Technology Group, Inc. / Oracle Corporation

BEA Systems, Inc. / Oracle Corporation

BladeLogic, Inc. / BMC Software, Inc.

Business Objects S.A. / SAP AG

Cognos Incorporated / International Business Machines Corporation

Data Domain, Inc. / EMC Corporation

Hyperion Solutions Corporation / Oracle Corporation

Interwoven Inc. / Autonomy Corporation plc

McAfee, Inc. / Intel Corporation

Netezza Corporation / International Business Machines Corporation

Omniture, Inc. / Adobe Systems Incorporated

Opsware Inc. / Hewlett-Packard Company

SafeBoot Corporation / McAfee, Inc.

Sybase, Inc. / SAP AG

Unica Corporation / International Business Machines Corporation

WebEx Communications, Inc. / Cisco Systems, Inc.

XenSource, Inc. / Citrix Systems, Inc.

For each transaction referenced above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement; (2) implied premium to the acquired company’s average closing share price for the 30 trading days prior to announcement; (3) the ratio of the aggregate value of the transaction to next twelve months estimated revenue; and (4) the ratio of price to next twelve months estimated earnings per share.

Based on an analysis of the relevant metrics and time frame for each transaction referenced above, Morgan Stanley selected ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic of Isilon. For purposes of estimated next twelve months revenue and earnings per share, Morgan Stanley used estimates from each of the Street Case, Management Case 1 and Management Case 2. Isilon’s management’s estimates of Isilon’s estimated next twelve months revenue and earnings per share were identical in Management Case 1 and Management Case 2. The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Reference Range	Implied Value Per Share of the Common Stock
Premium to 1-day Prior Closing Share Price	25% – 55%	$32.86 – $40.75
Premium to 1-day Prior Closing Share Price on October 1, 2010(1)	25% – 55%	$28.89 – $35.82
Premium to 30-day Average Closing Share Price	30% – 60%	$35.24 – $43.37
Premium to 30-day Average Closing Share Price on October 1, 2010(1)	30% – 60%	$29.20 – $35.93
Street Case
Aggregate Value to Estimated Next Twelve Months Revenue	5.5x – 9.0x	$19.71 – $30.70
Price to Estimated Next Twelve Months Earnings Per Share	50.0x – 90.0x	$22.50 – $40.50
Management Cases 1 and 2
Aggregate Value to Estimated Next Twelve Months Revenue	5.5x – 9.0x	$22.55 – $35.34
Price to Estimated Next Twelve Months Earnings Per Share	50.0x – 90.0x	$31.00 – $55.80

(1)	The last full trading day before it was reported by the news media that Isilon had engaged advisors to explore strategic alternatives.

Morgan Stanley noted that the consideration to be received by holders of shares of the Common Stock pursuant to the Merger Agreement is $33.85 per Share.

No company or transaction utilized in the precedent transactions analysis is identical to Isilon or to the Offer and the Merger. In evaluating the precedent transactions and selecting ranges of implied premia and financial multiples, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond our control, such as the impact of competition on our business or our industry generally, industry growth and the absence of any adverse material change in our financial condition or our industry or the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

In connection with the review of the Offer and the Merger by our board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Isilon. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond our control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of shares of the Common Stock and in connection with the delivery of its opinion, dated November 14, 2010, to the board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of the Common Stock might actually trade.

The consideration pursuant to the Merger Agreement was determined through arm’s length negotiations between Isilon and EMC and was approved by the board of directors. Morgan Stanley provided advice to the board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Isilon or the board of directors or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice. Morgan Stanley’s opinion and its presentation to the board of directors was one of many factors considered by the board of directors in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the consideration pursuant to the Merger Agreement or of whether the board of directors would have been willing to agree to different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

The board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley’s securities business also engages in trading and brokerage activities, foreign exchange, commodities and derivatives trading and prime brokerage, among other things. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Isilon, EMC or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and other services for Isilon and EMC and has received fees in connection with such services.

For a description of the terms of Morgan Stanley’s engagement as Isilon’s financial advisor, see the discussion under Item 5 below.

(e) Financial Forecasts

Isilon does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with Qatalyst’s and Morgan Stanley’s roles as Isilon’s financial advisors, Isilon provided to Qatalyst and Morgan Stanley certain financial forecasts concerning Isilon for fiscal years 2010 through 2016. Isilon’s financial forecasts for these fiscal years were reviewed with the board of directors and were used by Qatalyst and Morgan Stanley in connection with their preparation of their respective opinions and related financial analysis of the transaction.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Isilon’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Isilon’s business, all of which are difficult to predict and many of which are beyond Isilon’s control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, Isilon’s performance, the marketplace for its products, industry performance, general business and economic conditions, customer requirements, competition, Isilon’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial forecasts will be affected by Isilon’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Isilon’s control. These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Isilon, any of its financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Isilon, any of its affiliates, any affiliates of any of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of Isilon, any of its financial advisors or any affiliates of any of the foregoing intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the November 15, 2010 announcement of the pending acquisition of Isilon by EMC and

Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause Isilon’s customers to delay or cancel purchases of its products or services pending the consummation of the Offer and the Merger. Any such delay or cancellation of customer sales is likely to adversely affect Isilon’s ability to achieve the results reflected in such financial projections. Further, the financial forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by Isilon with respect to the financial forecasts or that the financial forecasts are viewed by Isilon as material information of Isilon, and in fact Isilon views the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

These financial forecasts are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by Isilon to Isilon’s financial advisors, Qatalyst and Morgan Stanley. The information from these financial forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Isilon contained elsewhere in this Statement and Isilon’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Isilon’s financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

The financial forecasts concerning Isilon are comprised of two scenarios: Management Case 1, which assumes more positive financial results, and Management Case 2, which assumes less positive financial results. In particular, Management Case 1 assumes more favorable macroeconomic conditions, greater adoption of Isilon’s products, and better execution on Isilon’s business plan than in Management Case 2.

A summary of the Management Case 1 financial forecasts concerning Isilon for fiscal years 2010 through 2016 is provided in the table below:

	Fiscal Year
	2010		2011	2012	2013	2014	2015	2016
	(In millions)
Revenue	$202		$310	$459	$656	$907	$1,211	$1,558
Non-GAAP Net Income(1)	$28		$49	$76	$80	$114	$155	$205
Unlevered Free Cash Flow	$19	(2)	$78	$114	$128	$173	$227	$286

(1)	Excludes stock-based compensation expense and legal expenses associated with indemnification obligations and other related costs.

(2)	Represents unlevered free cash flows for the fourth quarter of 2010 only.

A summary of the Management Case 2 financial forecasts concerning Isilon for fiscal years 2010 through 2016 is provided in the table below:

	Fiscal Year
	2010		2011	2012	2013	2014	2015	2016
	(In millions)
Revenue	$202		$310	$428	$569	$731	$903	$1,074
Non-GAAP Net Income(1)	$28		$49	$66	$59	$72	$87	$102
Unlevered Free Cash Flow	$19	(2)	$78	$97	$96	$111	$130	$144

(1)	Excludes stock-based compensation expense and legal expenses associated with indemnification obligations and other related costs.

(2)	Represents unlevered free cash flows for the fourth quarter of 2010 only.

(f) Intent to Tender

To Isilon’s knowledge, after making reasonable inquiry, each of Isilon’s executive officers and directors currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer. The foregoing does not apply to certain directors of Isilon who have acquired Shares in a transaction not exempt from Section 16(b) of the Exchange Act within the past six months. The summary of the Tender and Voting Agreement contained in Item 3(c) above is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference to provide information regarding its terms.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither Isilon nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of Isilon concerning the Offer or the Merger.

Qatalyst. Under the terms of its engagement letter, Qatalyst provided Isilon with financial advisory services in connection with a potential transaction involving Isilon for which it will be paid a customary fee, a portion of which became payable upon delivery of its opinion in connection with the Merger Agreement and a substantial portion of which is contingent upon, and will become payable upon, completion of the Offer. Isilon has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. In addition, Isilon has agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities and expenses related to or arising out of Qatalyst’s engagement.

Morgan Stanley. Under the terms of its engagement letter, Morgan Stanley provided Isilon with financial advisory services in connection with a potential transaction involving Isilon for which it will be paid a customary fee, a portion of which became payable upon the announcement of the execution of the Merger Agreement and a substantial portion of which is contingent upon, and will become payable upon, completion of the Offer. Isilon has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Isilon has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and any person controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out of Morgan Stanley’s engagement.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by Isilon or, to Isilon’s knowledge, by any of Isilon’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

Name	Date Of Transaction	Nature of Transaction	Number of Shares	Price/ Share
Sujal M. Patel	9/20/2010	Sale effected pursuant to 10b5-1 plan	11,900	$25.3009
Sujal M. Patel	9/20/2010	Sale effected pursuant to 10b5-1 plan	100	$25.7000
Sujal M. Patel	9/21/2010	Sale effected pursuant to 10b5-1 plan	12,000	$25.4532
Mary Godwin	9/24/2010	Exericse of stock option pursuant to 10b5-1 plan	2,640	$4.9000
Mary Godwin	9/24/2010	Sale effected pursuant to 10b5-1 plan	2,640	$23.8000
Mary Godwin	9/24/2010	Exericse of stock option pursuant to 10b5-1 plan	2,040	$2.5700
Mary Godwin	9/24/2010	Sale effected pursuant to 10b5-1 plan	2,040	$23.8000
Sujal M. Patel	10/6/2010	Sale effected pursuant to 10b5-1 plan	8,400	$23.5930
Sujal M. Patel	10/6/2010	Sale effected pursuant to 10b5-1 plan	2,200	$24.4759
Sujal M. Patel	10/6/2010	Sale effected pursuant to 10b5-1 plan	1,400	$25.4464
Sujal M. Patel	10/7/2010	Sale effected pursuant to 10b5-1 plan	1,500	$23.5095
Sujal M. Patel	10/7/2010	Sale effected pursuant to 10b5-1 plan	8,902	$25.0588
Sujal M. Patel	10/7/2010	Sale effected pursuant to 10b5-1 plan	1,598	$25.2310
Mary Godwin	10/12/2010	Exericse of stock option pursuant to 10b5-1 plan	2,640	$4.9000
Mary Godwin	10/12/2010	Sale effected pursuant to 10b5-1 plan	2,640	$25.1700
Mary Godwin	10/12/2010	Exericse of stock option pursuant to 10b5-1 plan	2,040	$2.5700
Mary Godwin	10/12/2010	Sale effected pursuant to 10b5-1 plan	2,040	$25.1700
Sujal M. Patel	10/19/2010	Sale effected pursuant to 10b5-1 plan	2,000	$26.9688
Sujal M. Patel	10/19/2010	Sale effected pursuant to 10b5-1 plan	10,000	$27.6349
Sujal M. Patel	10/20/2010	Sale effected pursuant to 10b5-1 plan	6,700	$27.2873
Sujal M. Patel	10/20/2010	Sale effected pursuant to 10b5-1 plan	5,300	$27.7521
Mary Godwin	10/25/2010	Exericse of stock option pursuant to 10b5-1 plan	2,640	$4.9000
Mary Godwin	10/25/2010	Sale effected pursuant to 10b5-1 plan	2,640	$29.3900
Mary Godwin	10/25/2010	Exericse of stock option pursuant to 10b5-1 plan	2,040	$2.5700
Mary Godwin	10/25/2010	Sale effected pursuant to 10b5-1 plan	2,040	$29.3900
Elliott H. Jurgensen, Jr.	11/1/2010	Exericse of stock option pursuant to 10b5-1 plan	5,000	$1.3500
Elliott H. Jurgensen, Jr.	11/1/2010	Sale effected pursuant to 10b5-1 plan	5,000	$28.5100
Brett Helsel	11/1/2010	Exericse of stock option pursuant to 10b5-1 plan	52,500	$4.7600
Brett Helsel	11/1/2010	Sale effected pursuant to 10b5-1 plan	52,500	$28.0420
Brett Helsel	11/1/2010	Exericse of stock option pursuant to 10b5-1 plan	7,400	$2.5700
Brett Helsel	11/1/2010	Sale effected pursuant to 10b5-1 plan	7,400	$28.0334
Brett Helsel	11/1/2010	Exericse of stock option pursuant to 10b5-1 plan	100	$2.5700
Brett Helsel	11/1/2010	Sale effected pursuant to 10b5-1 plan	100	$28.7000
Gwen Weld	11/4/2010	Sale effected pursuant to 10b5-1 plan	5,000	$28.5000
Mary Godwin	11/12/2010	Exericse of stock option pursuant to 10b5-1 plan	2,640	$4.9000
Mary Godwin	11/12/2010	Sale effected pursuant to 10b5-1 plan	2,640	$25.6100
Mary Godwin	11/12/2010	Exericse of stock option pursuant to 10b5-1 plan	2,040	$2.5700
Mary Godwin	11/12/2010	Sale effected pursuant to 10b5-1 plan	2,040	$25.6100
Sujal M. Patel	11/16/2010	Sale effected pursuant to 10b5-1 plan	12,000	$33.7345
Sujal M. Patel	11/17/2010	Sale effected pursuant to 10b5-1 plan	12,000	$33.7281

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by Isilon in response to the Offer, which relate to a tender offer or other acquisition of Isilon securities by Isilon, any subsidiary of Isilon or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by Isilon in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Isilon or any subsidiary of Isilon, (ii) a purchase, sale or transfer of a material amount of assets by Isilon or any subsidiary of Isilon, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Isilon.

(c) Except as indicated in Items 2, 3 and 4 of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Isilon, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the board of directors other than at a meeting of Isilon’s stockholders.

Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Isilon’s capital stock necessary in connection with the consummation of the Merger. If the Minimum Condition is satisfied and Purchaser accepts shares for payment pursuant to the Offer, the stockholder approval required to consummate the Merger will be assured.

Top-Up Option. Pursuant to the terms of the Merger Agreement following the Appointment Time, if the Minimum Condition is satisfied but Purchaser acquires less than 90% of the Shares outstanding, Purchaser would have the option (the “Top-Up Option”) to purchase from Isilon, subject to certain limitations, up to a number of additional Shares (the “Top-Up Option Shares”) sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. Pursuant to the terms of the Merger Agreement, the Top-Up Option would be exercisable at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. Moreover, the Merger Agreement provides that the Top-Up Option would not be exercisable unless immediately after such exercise, EMC, Purchaser or any of EMC’s other wholly owned subsidiaries would own more than 90% of the Shares then outstanding (assuming issuance of the Top-Up Option Shares), or to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or if any applicable law or any applicable order prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares.

The purchase price may be paid by Purchaser, at its election, either entirely in cash or in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to Isilon a full recourse promissory note having a principal amount equal to the remainder of the purchase price. Any such promissory note will bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published in The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty. The unpaid principal amount and accrued interest under the promissory note will immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) Purchaser files any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. Under the terms of the Merger Agreement, the parties would agree to use their reasonable best efforts to consummate the Merger in accordance with the short-form merger provisions of Section 253 of the DGCL as close in time as possible to (including, to the extent possible, the same day as) the issuance of the Top-Up Option Shares. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the parties would effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer would have certain appraisal rights with respect to the merger under the applicable provisions of the DGCL, if those rights are perfected.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser holds at least 90% of the Shares pursuant to the Offer or otherwise, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the stockholders of Isilon if permitted to do so under the DGCL.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors has taken all appropriate action so that Section 203, with respect to Isilon, will not be applicable to the Offer or the Merger.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or early termination of the statutory waiting period following the filing by EMC of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. EMC filed its Premerger Notification and Report Form on November 18, 2010 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Unless the initial waiting period is extended or terminated early, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on Friday, December 3, 2010. If within the initial waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material (a “Second Request”) to EMC or Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance by EMC and Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10-day additional waiting period, the waiting period could be extended only by a court order or with EMC’s and Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Isilon is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer and the Merger, neither Isilon’s failure to make those filings nor a Second Request issued to Isilon by the FTC or Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will consider the legality of EMC’s and Purchaser’s proposed acquisition of Isilon under the antitrust laws. At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of or its subsidiaries, or of Isilon or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

The purchase of Shares pursuant to the Offer may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the Merger Agreement, however, the consummation of such purchase of Shares pursuant to the Offer is not conditioned upon the receipt of any approval of any governmental authority, or expiration of any waiting period, under the antitrust laws of those jurisdictions.

The purchase of Shares pursuant to the Offer may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the Merger Agreement, however, the consummation of such purchase of Shares pursuant to the Offer is not conditioned upon the receipt of any approval of any governmental authority, or expiration of any waiting period, under the antitrust laws of those jurisdictions.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of the dissenting stockholders’ Shares, none of EMC, Purchaser, Isilon or the surviving corporation in the Merger will take into account the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by EMC or Purchaser to the Company in payment for the Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Litigation. On November 15, 2010, a putative class action lawsuit was filed purportedly on behalf of a class of Isilon’s stockholders in King County Superior Court, Washington, docketed as Durand v. Isilon Systems, Inc., et al., Case Number 10-2-40094-0 SEA. The complaint names Isilon and each of the members of the board of directors as defendants. The lawsuit alleges, among other things, that the board of directors breached fiduciary duties owed to Isilon’s stockholders by failing to take steps to maximize stockholder value or to engage in a fair sale process when approving the proposed merger with EMC. The complaints also allege that Isilon aided and abetted the members of the board of directors in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the proposed Merger, a court order declaring that the board of directors breached their fiduciary duties in entering into the Merger

Agreement, rescission – to the extent the merger terms have already been implemented – and the payment of plaintiffs’ attorneys’ fees and costs. We believe the lawsuit to be without merit and intend to defend against it vigorously. There can be no assurance, however, with regard to the outcome of this lawsuit.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Isilon, EMC and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in Isilon’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Isilon’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that Isilon’s customers may delay or refrain from purchasing Isilon’s services due to uncertainties about Isilon’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 19, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(E)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

Exhibit Number	Description

(a)(2)(A)	Letter to stockholders of Isilon Systems, Inc. dated November 19, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Text of press release issued by EMC Corporation and Isilon Systems, Inc. on November 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(a)(5)(B)	Form of summary advertisement, published November 19, 2010 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(5)(C)	Opinion of Qatalyst Partners LP dated November 14, 2010 (attached hereto as Annex II)*

(a)(5)(D)	Opinion of Morgan Stanley & Co. Incorporated dated November 14, 2010 (attached hereto as Annex III)*

(e)(1)	Agreement and Plan of Merger, dated November 14, 2010, by and among Isilon Systems, Inc., Electron Merger Corporation and EMC Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(e)(2)	Tender and Voting Agreement, dated November 14, 2010, by and among Electron Merger Corporation and EMC Corporation and certain stockholders of Isilon Systems, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(e)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between Isilon Systems, Inc., and EMC Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(e)(4)	Amended and Restated Certificate of Incorporation of Isilon Systems, Inc. (incorporated by reference to Exhibit 3.1 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(5)	Amended and Restated Bylaws of Isilon Systems, Inc. (incorporated by reference to Exhibit 3.2 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(6)	Form of Indemnification Agreement between Isilon Systems, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(7)	Amended and Restated 2001 Stock Plan of Isilon Systems, Inc. (incorporated by reference to Exhibit 10.2 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(8)	Form of Stock Option Agreements under the Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.3 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(9)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on November 24, 2006)

(e)(10)	Form of Stock Option Agreements under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

Exhibit Number	Description

(e)(11)	Form of Restricted Stock Unit Agreement under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Current Report on Form 8-K filed with the SEC on February 8, 2010)

(e)(12)	2006 Employee Stock Purchase Plan, as amended and restated on December 17, 2009 (incorporated by reference to Exhibit 10.6 to Isilon System, Inc.’s Annual Report on Form 10-K filed with the SEC on February 5, 2010)

(e)(13)	Forms of Subscription Agreement under the 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on November 24, 2006)

(e)(14)	Form of Change of Control Severance Agreement (CEO) (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Quarterly Report on Form 10-K filed with the SEC on October 22, 2010)

(e)(15)	Form of Change of Control Severance Agreement (Section 16) (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Quarterly Report on Form 10-K filed with the SEC on October 22, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Qatalyst Partners LP dated November 14, 2010

Annex III	Opinion of Morgan Stanley & Co. Incorporated dated November 14, 2010

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISILON SYSTEMS INC.

By:	/s/ SUJAL PATEL
Sujal Patel
President and Chief Executive Officer

Dated: November 19, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 19, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(1)(E)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(2)(A)	Letter to stockholders of Isilon Systems, Inc. dated November 19, 2010*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I)*

(a)(5)(A)	Text of press release issued by EMC Corporation and Isilon Systems, Inc. on November 15, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(a)(5)(B)	Form of summary advertisement, published November 19, 2010 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(a)(5)(C)	Opinion of Qatalyst Partners LP dated November 14, 2010 (attached hereto as Annex II)*

(a)(5)(D)	Opinion of Morgan Stanley & Co. Incorporated dated November 14, 2010 (attached hereto as Annex III)*

(e)(1)	Agreement and Plan of Merger, dated November 14, 2010, by and among Isilon Systems, Inc., Electron Merger Corporation and EMC Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(e)(2)	Tender and Voting Agreement, dated November 14, 2010, by and among Electron Merger Corporation and EMC Corporation and certain stockholders of Isilon Systems, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Isilon Systems, Inc. on November 15, 2010)

(e)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between Isilon Systems, Inc., and EMC Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Electron Merger Corporation and EMC Corporation on November 19, 2010)

(e)(4)	Amended and Restated Certificate of Incorporation of Isilon Systems, Inc. (incorporated by reference to Exhibit 3.1 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

Exhibit Number	Description

(e)(5)	Amended and Restated Bylaws of Isilon Systems, Inc. (incorporated by reference to Exhibit 3.2 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(6)	Form of Indemnification Agreement between Isilon Systems, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(7)	Amended and Restated 2001 Stock Plan of Isilon Systems, Inc. (incorporated by reference to Exhibit 10.2 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(8)	Form of Stock Option Agreements under the Amended and Restated 2001 Stock Plan (incorporated by reference to Exhibit 10.3 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(9)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on November 24, 2006)

(e)(10)	Form of Stock Option Agreements under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on September 1, 2006)

(e)(11)	Form of Restricted Stock Unit Agreement under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Current Report on Form 8-K filed with the SEC on February 8, 2010)

(e)(12)	2006 Employee Stock Purchase Plan, as amended and restated on December 17, 2009 (incorporated by reference to Exhibit 10.6 to Isilon System, Inc.’s Annual Report on Form 10-K filed with the SEC on February 5, 2010)

(e)(13)	Forms of Subscription Agreement under the 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to Isilon Systems, Inc.’s Registration Statement on Form S-1 filed with the SEC on November 24, 2006)

(e)(14)	Form of Change of Control Severance Agreement (CEO) (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Quarterly Report on Form 10-K filed with the SEC on October 22, 2010)

(e)(15)	Form of Change of Control Severance Agreement (Section 16) (incorporated by reference to Exhibit 10.1 to Isilon System, Inc.’s Quarterly Report on Form 10-K filed with the SEC on October 22, 2010)

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II	Opinion of Qatalyst Partners LP dated November 14, 2010

Annex III	Opinion of Morgan Stanley & Co. Incorporated dated November 14, 2010

*	Filed herewith.

Annex I

ISILON SYSTEMS, INC.

3101 Western Ave.

Seattle, Washington 98121

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

This Information Statement is being mailed on or about November 19, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.00001 par value (the “Shares” or the “Common Stock”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by EMC Corporation, a Massachusetts corporation (“EMC”), to the board of directors of the Company (the “board” or the “board of directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010 (the “Merger Agreement”), by and among EMC, Electron Merger Corporation, a Delaware corporation and wholly owned subsidiary of EMC (“Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on November 19, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $33.85 per share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and EMC with the Securities and Exchange Commission (the “SEC”) on November 19, 2010. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 17, 2010 (unless the Offer is extended in accordance with the terms of the Merger Agreement), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn in accordance with the terms of the Offer. Following the successful completion of the Offer, upon approval by a stockholder vote, if required by Delaware law, Purchaser will be merged with and into the Company (the “Merger”), with Isilon continuing as the surviving corporation and a wholly owned subsidiary of EMC. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on November 19, 2010, and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning EMC, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either EMC or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then-outstanding Shares on a fully diluted basis (assuming the issuance of all shares issuable under outstanding warrants, options, restricted stock units, securities convertible or exchangeable into Shares or other binding obligations to the extent then so exercisable, convertible or exchangeable, or to the extent exercisable, exchangeable or convertible as a result of the consummation of the Offer) and from time to time thereafter, EMC will be entitled to designate the number of directors (the “EMC Designees”), rounded up to the next whole number, to the board of directors as will give EMC representation on the board of directors equal to the product of the total number of directors on the board of directors (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by EMC and/or Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause EMC’s designees to be elected or appointed as directors of the Company, including increasing the size of the board of directors and seeking and accepting or otherwise securing the resignations of such number of the then incumbent directors as is necessary to enable the EMC Designees to be elected or appointed as directors of the Company. Notwithstanding the foregoing, until the effective time of the Merger, the Company will use its commercially reasonable efforts to cause the board of directors to always include at least such number of directors who are not employed by the Company and who are not officers, directors, employees, or designees of EMC or Purchaser or any of their affiliates as required to satisfy the continued listing requirements of Nasdaq. As a result, EMC will have the ability to designate a majority of the board of directors following the consummation of the Offer.

EMC has informed the Company that it will choose the EMC Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by EMC, sets forth, with respect to each individual who may be designated by EMC as an EMC Designee, the name, age of the individual as of November 12, 2010, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. EMC has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. EMC has informed the Company that, to its knowledge, none of the potential EMC Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. If necessary, EMC may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. The business address of each person listed in the table below is 176 South Street, Hopkinton, Massachusetts 01748, and the telephone number of their principal executive offices is (617) 573-4800.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of EMC Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael W. Brown	64	Mr. Brown has been a director of EMC since August 2005. From August 1994 until his retirement in July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation, a manufacturer of software products for computing devices. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. After retiring from Microsoft, Mr. Brown served as Chairman of the NASDAQ Stock Market board of directors and as a past governor of the National Association of Securities Dealers. Mr. Brown also spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a director of VMware Inc., Administaff, Inc., and Stifel Financial.

Name of EMC Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
		Mr. Brown brings to the Board substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing large companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He acquired this knowledge in the course of serving as the CFO of a global technology company, working with a major international accounting and consulting firm for 18 years, and serving as a member of the audit committees of three other public company boards. Through those and other senior management positions, as Chairman of NASDAQ and as a past governor of the NASD, Mr. Brown has demonstrated his leadership and business acumen.

Randolph L. Cowen	59	Mr. Cowen has been a director of EMC since January 2009. From October 2007 until his retirement in November 2008, Mr. Cowen served as co-Chief Administrative Officer of The Goldman Sachs Group, Inc., a global investment, banking, securities and investment management firm. From September 2004 to November 2008, he was Global Head of Technology and Operations of Goldman Sachs, and from October 2001 to October 2007 he was Chief Information Officer of Goldman Sachs. Mr. Cowen joined Goldman Sachs in 1982.

		With more than 28 years of experience managing IT and making the technology infrastructure purchasing decisions at a global financial services firm, Mr. Cowen brings to the Board extensive knowledge about technology and defining and implementing IT strategy. As a former customer of EMC, he has in-depth knowledge of our products and services. In addition, through various senior management positions, Mr. Cowen has demonstrated leadership skills and gained significant business operations experience.

Michael J. Cronin	72	Mr. Cronin has been a director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, an engineering knowledge management company, from 1993 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation. From June 1984 to September 1990, he was Chief Executive Officer and President of Automatix, Inc., an industrial vision and robotics systems manufacturer.

		Mr. Cronin has more than 40 years of experience in the technology industry as well as a deep understanding of our people, products and culture acquired over two decades of service on our Board. As the active Chairman and CEO of a technology company, Mr. Cronin brings to the Board significant operating experience, financial expertise, business acumen and insight into current and emerging business trends.

Name of EMC Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John R. Egan	53	Mr. Egan has been a director of EMC since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, he served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. From October 1986 to January 1992, he served in a number of executive positions with EMC, including Executive Vice President, Operations and Executive Vice President, International Sales. Mr. Egan resigned as an executive officer of EMC in September 1998 and as an employee of EMC in July 2002. Mr. Egan is also a director of VMware Inc., and NetScout Systems, Inc.

		Mr. Egan has spent his entire career in the information technology industry. His broad experience ranges from venture capital investments in early-stage technology companies to extensive sales and marketing experience, to executive leadership and management roles. Mr. Egan brings to the Board business acumen, substantial operational experience, and expertise in corporate strategy development, as well as a deep understanding of EMC’s people and products acquired over 27 years of involvement with the Company. In addition, Mr. Egan’s service on other public company boards provides him with valuable experience.

Paul Sagan	51	Mr. Sagan has been a director of EMC since December 2007. He has served as Chief Executive Officer of Akamai Technologies, Inc., a provider of services for accelerating the delivery of content and applications over the Internet, since April 2005 and President since May 1999. Mr. Sagan joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan is also a director of Akamai and iRobot Corporation, and a former director of Dow Jones & Company.

		As the CEO of a fast-growing, industry-leading S&P 500 company, Mr. Sagan has significant experience leading a complex, international technology enterprise, extensive knowledge of internet-based technologies and business acumen. During his career, Mr. Sagan has led visionary technology and media companies and consulted with the World Economic Forum. In addition, Mr. Sagan’s service on other public company boards provides him with valuable experience.

David N. Strohm	62	Mr. Strohm has been a director of EMC since October 2003 and Lead Director since January 2006. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001, and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a director of VMware Inc. Mr. Strohm is a former director of DoubleClick, Inc., Internet Security Systems, Inc., and Switchboard, Inc.

Name of EMC Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

		Mr. Strohm has 30 years of experience as an early-stage venture capital investor, principally in the information technology industry. He has been a primary investor, and served in Board leadership roles, in several companies which have grown to become publicly-traded. This experience has provided a deep understanding of the IT industry, and the drivers of structural change and high-growth opportunities in IT. He has also gained significant experience overseeing corporate strategy, assessing operating plans, and evaluating and developing business leaders. His service as board chair, lead director, and committee chair for several public companies has given him a broad experience base for serving as our Lead Director.

Joseph M. Tucci	63

Mr. Tucci has been Chairman of the Board of Directors of EMC since January 2006 and has been Chief Executive Officer and a director since January 2001. He has served as President since January 2000. He also served as Chief Operating Officer from January 2000 to January 2001. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999. Mr. Tucci is also a director of VMware Inc., and Paychex, Inc.

During his tenure at EMC, Mr. Tucci has led EMC through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. Mr. Tucci has spent more than 40 years in the technology industry in senior roles at large, complex and global technology companies. Mr. Tucci’s deep knowledge of all aspects of our business, combined with his drive for innovation and excellence, position him well to serve as our Chairman and CEO. In addition, Mr. Tucci’s service on other public company boards provides him with valuable experience.

It is expected that the EMC Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than December 17, 2010, and that, upon assuming office, the EMC Designees will thereafter constitute at least a majority of the board of directors.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of November 15, 2010, there were 66,702,734 Shares issued and outstanding.

Isilon’s Board of Directors

Our amended and restated certificate of incorporation provides for a classified board divided into three classes. The members of each class are elected to serve a three-year term with the term of office for each class ending in consecutive years. We currently have authorized eight directors, with eight directors serving. Vacancies may be filled by a majority of the directors then in office or by a sole remaining director. Alternatively, our bylaws provide that the board, at its option, may increase or decrease the authorized number of directors.

Set forth below is certain information furnished to us by the directors.

Class I Directors: William D. Ruckelshaus and Gregory L. McAdoo.

Class II Directors: Barry J. Fidelman, Elliot H. Jurgensen, Jr. and Sujal M. Patel.

Class III Directors: Matthew S. McIlwain, Peter H. van Oppen and Donald J. Listwin.

Name of Director	Age*	Position	Director Since
William D. Ruckelshaus	78	Mr. Ruckelshaus has served as Chairman of our board since August 2006. Mr. Ruckelshaus has served in a consulting capacity to the Madrona Venture Group as a non-management strategic director since 1999. From 1988 to 1995, Mr. Ruckelshaus served as Chairman and Chief Executive Officer of Browning-Ferris Industries, and from 1995 to 1999 he served as Chairman. Mr. Ruckelshaus served as the founding Administrator of the U.S. Environmental Protection Agency in 1970 and has served as Acting Director of the Federal Bureau of Investigation and Deputy Attorney General of the U.S. Department of Justice. Mr. Ruckelshaus served as Senior Vice President for Law and Corporate Affairs for the Weyerhaeuser Company and again served as EPA Administrator in the mid-1980s before joining Perkins Coie LLP, a private law firm, where he worked as an attorney. Mr. Ruckelshaus has previously served on the boards of directors of several corporations, including Cummins Engine Company, Nordstrom and the Weyerhaeuser Company. Mr. Ruckelshaus is currently Chairman of the Leadership Council of the Partnership for Puget Sound, a state agency, and a member emeritus of the board of directors of World Resources Institute in Washington, D.C. Mr. Ruckelshaus received a Bachelor of Arts degree in politics from Princeton University and a Juris Doctorate degree from Harvard Law School.	2004

Name of Director	Age*	Position	Director Since
Gregory L. McAdoo	46	Mr. McAdoo has been a Partner of Sequoia Capital, a venture capital firm, since 2000. Prior to Sequoia Capital, Mr. McAdoo served as President and Chief Executive Officer of Sentient Networks, a circuit emulation company that was acquired by Cisco Systems, Inc. in 1999. Mr. McAdoo has more than 17 years of engineering and management experience in the networking industry and has held senior engineering and executive level management positions at Cisco Systems, Inc., Sourcecom, Micom Communications and Datability Systems. Mr. McAdoo also serves on the boards of directors of several private companies. Mr. McAdoo received a Bachelor of Science degree in electrical engineering from Stevens Institute of Technology.	2002

Barry J. Fidelman	70	Mr. Fidelman has been a Partner of Atlas Venture, a venture capital firm, since 1988. Prior to Atlas Venture, Mr. Fidelman held senior executive positions at Data General, Apollo Computer and Alliant Computer. Mr. Fidelman also currently serves on the boards of directors of several private companies. Mr. Fidelman received a Bachelor of Science degree in electrical engineering from Massachusetts Institute of Technology and a Master of Business Administration degree from Harvard Business School.	2003

Elliot H. Jurgensen, Jr.	66	Mr. Jurgensen retired from KPMG LLP, an accounting firm, in January 2003 after 32 years as an auditor, including 23 years as a partner. Mr. Jurgensen held a number of leadership roles at KPMG, including national partner in charge of its hospitality industry practice from 1981 to 1993, Managing Partner of the Bellevue office from 1982 to 1991 and Managing Partner of the Seattle office from 1993 to October 2002. Mr. Jurgensen currently serves on the boards of directors of BSquare Corporation, McCormick & Schmick’s Seafood Restaurants, Inc., and Varolii Corporation. Mr. Jurgensen received a Bachelor of Science degree in accounting from San Jose State University.	2006

Sujal M. Patel	36	Mr. Patel is one of our founders and has served as our President and Chief Executive Officer since October 2007. Mr. Patel also served as our Chief Technology Officer from 2001 to March 2008 and as President and Chief Executive Officer from the founding of Isilon in 2001 until August 2003. Prior to joining us, from 1996 to January 2001, Mr. Patel served in various engineering roles at RealNetworks, Inc., a provider of Internet media delivery software and services, most recently as Development Manager, RealSystem Products, in which capacity he was the chief architect for the second generation of RealSystem products. Mr. Patel received a Bachelor of Science degree in computer science from the University of Maryland at College Park.	2001

Name of Director	Age*	Position	Director Since
Matthew S. McIlwain	45	Mr. McIlwain has served as a Managing Director of Madrona Venture Group, a venture capital firm, since June 2002 after joining in May 2000. Prior to joining Madrona, Mr. McIlwain served as Vice President of Business Process for the Genuine Parts Company. Previously, Mr. McIlwain served as an Engagement Manager at McKinsey & Company, where he focused on strategy and marketing in technology-driven industries, and also worked in investment banking at Credit Suisse First Boston. Mr. McIlwain currently serves on the boards of directors of several private companies. Mr. McIlwain received a Bachelor of Arts degree in government and economics from Dartmouth College, a Master of Arts degree in public policy from Harvard University’s Kennedy School of Government and a Master of Business Administration degree from Harvard Business School.	2001-2007; 2008

Peter H. van Oppen	58	Mr. van Oppen has been a partner at Trilogy Partnership, a private investment firm focused on technology and telecommunications, since 2006. Prior to joining Trilogy, Mr. van Oppen served as Chief Executive Officer and Chairman of the Board for Advanced Digital Information Corporation (ADIC), a data storage company, for twelve years, from 1994 through its acquisition by Quantum Corp. in 2006. Prior to ADIC, Mr. van Oppen served as President and Chief Executive Officer of Interpoint, a predecessor company to ADIC, from 1989 until its acquisition by Crane Co. in October 1996, and has also been a consultant at PricewaterhouseCoopers and Bain & Company. Mr. van Oppen currently serves as Vice Chairman of the Board of Trustees and Chair of the Investment Committee at Whitman College and serves on the boards of directors of several private companies. Mr. van Oppen received a Bachelor of Arts degree in political science from Whitman College and a Master of Business Administration degree from Harvard Business School, where he was a Baker Scholar.	2008

Name of Director	Age*	Position	Director Since
Donald J. Listwin	51	Mr. Listwin previously served as CEO of Openwave, where he built the company into the worldwide leader in mobile Internet solutions. Prior to Openwave, Mr. Listwin was an executive vice president at Cisco Systems, where he oversaw business units totaling more than $12 billion in annual revenue. Mr. Listwin is currently founder and chairman of the Canary Foundation, a non-profit organization devoted to early detection of cancer, and also serves on the board of directors at Calix, Clustrix, Genologics, Stratos Bioscience, and the National Cancer Institute’s Board of Scientific Advisors. Mr. Listwin has previously served on the boards of Openwave, JDS Uniphase, Redback Networks, TIBCO Software, E-Tek, and the Cellular Telecommunications & Internet Association (CTIA). Mr. Listwin holds a B.S. in electrical engineering and an honorary doctorate of law from the University of Saskatchewan.	2010

*	Ages as of November 15, 2010.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding the individuals who served as our executive officers as of November 15, 2010:

Name of Executive Officer	Age(1)	Present Position/Principal Occupation During Past Five Years
Sujal M. Patel(2)	36	Mr. Patel is one of Isilon’s founders and has served as a director since 2001 and as our President and Chief Executive Officer since October 2007. Mr. Patel also served as our Chief Technology Officer from 2001 to March 2008 and as President and Chief Executive Officer since the founding of Isilon in 2001 until August 2003. Prior to joining us, from 1996 to 2001, Mr. Patel served in various engineering roles at RealNetworks, Inc., a provider of Internet media delivery software and services, most recently as Development Manager, RealSystem Products, in which capacity he was the chief architect for the second generation of RealSystem products.

William D. Richter	36	Mr. Richter has served as Isilon’s Chief Financial Officer since October 2007. Mr. Richter also served as our Senior Director of Finance and Corporate Controller from December 2006 to October 2007. Prior to joining us, from August 2005 to December 2006, Mr. Richter served at Amazon.com, Inc., an e-commerce company, most recently as Director of Accounting and Finance. From 1997 to August 2005, Mr. Richter served in various roles at PricewaterhouseCoopers, LLP, an accounting firm, most recently as a Senior Manager in the Audit department.

Keenan M. Conder	47	Mr. Conder has served as Isilon’s Vice President, General Counsel and Corporate Secretary since June 2007. Prior to joining us, from March 2004 to August 2006, Mr. Conder served as Senior Vice President, General Counsel and Secretary of Expedia, Inc., an online travel and technology company. From May 2002 to February 2004, Mr. Conder served as Senior Vice President and General Counsel of Travelocity.com LP, and from June 2000 through April 2002 as its Vice President and Associate General Counsel. From 1996 to 2000, Mr. Conder held various positions in the legal department at Sabre Inc., most recently as Senior Managing Attorney. Prior to Sabre, Mr. Conder was an attorney in the legal department of American Airlines and, prior to that, an attorney with Munsch, Hardt, Kopf, Harr & Dinan, a Dallas law firm.

George H. Bennett	57	Mr. Bennett has served as Isilon’s Senior Vice President of Worldwide Field Operations since April 2009. Prior to joining us, he was Senior Vice President, Americas Sales, at Quantum Corporation. From 2003 to 2008, Mr. Bennett served at NetApp as Senior Vice President, Americas Sales, where he managed all field and inside sales, support engineers, field marketing, and field finance operations. From 2000 to 2003, he served as Vice President of the Central Area for NetApp, growing regional revenue 25 percent each year. Prior to NetApp, Mr. Bennett held executive sales positions at Data Race and Memorex Telex. Mr Bennett holds a Bachelor of Science degree in Management Science from the State University of New York.

Name of Executive Officer	Age(1)	Present Position/Principal Occupation During Past Five Years
Paul G. Rutherford	54	Mr. Rutherford has served as Isilon’s Chief Technology Officer since March 2008. Mr. Rutherford also served as our Vice President of Engineering from April 2007 to March 2008 and as our Director of Engineering from October 2005 to April 2007. Prior to joining us, from 1999 to October 2005, Mr. Rutherford served as Chief Technology Officer of Advanced Digital Information Corporation (subsequently acquired by Quantum Corporation), a supplier of automated tape systems, after its acquisition of EMASS, the tape storage division of Raytheon Corporation. From 1995 to 1998, Mr. Rutherford served as General Manager and Vice President of Software Engineering at EMASS. From 1987 to 1993, Mr. Rutherford held various positions at Cray Research, Inc. (subsequently merged with Silicon Graphics), a supercomputer manufacturer, most recently as Director of Storage Systems Development.

Brett L. Helsel	50	Mr. Helsel has served as Isilon’s Senior Vice President of Engineering since March 2008. Prior to joining us, from September 2003 to March 2008, Mr. Helsel served as Chairman and Chief Executive Officer of Lockdown Networks, Inc., a provider of network access control appliances. From 1998 to June 2003, Mr. Helsel served at F5 Networks, Inc., an application traffic management company, as Chief Technology Officer and Senior Vice President of Product Development. From 1997 to 1998, Mr. Helsel served as Vice President, Product Development at Cybersafe, Inc. From 1994 to 1997, Mr. Helsel served as Site Development Manager for Wall Data Inc. (subsequently acquired by NetManage Inc.). Mr. Helsel received Bachelor of Science degrees in geophysics and oceanography from the Florida Institute of Technology and is a graduate of the University of Washington’s Executive Management Program.

Mary Godwin	52	Ms. Godwin has served as Isilon’s Vice President of Operations since July 2008. Prior to joining us, from October 2005 to December 2007, Ms. Godwin served as Vice President, Account Executive at Solectron Corporation (subsequently acquired by Flextronics International Ltd.), an electronics manufacturing services provider. Prior to Solectron, Ms. Godwin served in various executive positions from 2001 to October 2005 at Lucent Technologies (subsequently merged with Alcatel), a global communications solutions provider, most recently as Vice President, Product and Supply Chain Management. Prior to Lucent, Ms. Godwin also served in executive positions with Set Engineering, Philips Electronics, ET Communications and Radius, Inc.

Name of Executive Officer	Age(1)	Present Position/Principal Occupation During Past Five Years
Gwen E. Weld	53	Ms. Weld has served as Isilon’s Vice President of Human Resources and Organizational Development since June 2006. Prior to joining us, Ms. Weld served in various senior human resources positions from 1985 to April 2004 at Microsoft Corporation, most recently overseeing Microsoft’s worldwide recruiting and alternative staffing as its General Manager, Staffing. Ms. Weld also served as General Manager of Microsoft HR, managing the human resources agenda for the sales, corporate marketing, human resources, finance, legal and operations groups globally. Ms. Weld also served as Director of International Business Development for CarPoint and Director of Business Strategy and Management for Interactive Services, both divisions of Microsoft.

Eric Q. Brodersen	44	Mr. Brodersen has served as Isilon’s Senior Vice President of Marketing and Business Development since July 2010. Prior to joining us, Mr. Brodersen served as Senior Vice President of Worldwide Sales for Quantum, where he led operations totaling revenue of $680 million in fiscal year 2010. Before leading Quantum’s worldwide sales efforts, Mr. Brodersen served as Senior Vice President for Quantum’s EMEA and APAC sales regions, from 2007-2009. Prior to his role in sales leadership, he served as Vice President of Marketing for Quantum, where he led the company’s marketing strategy during its acquisition and integration of ADIC. Before the acquisition, Mr. Brodersen held numerous sales and marketing leadership positions at ADIC.

(1)	Ages as of November 15, 2010.
(2)	Mr. Patel is also on our board of directors. Information pertaining to Mr. Patel may also be found in “Isilon Board of Directors” section above.

CORPORATE GOVERNANCE

Board’s Role in Risk Oversight

The board is actively involved in oversight of risks that could affect the company. This oversight is conducted primarily through committees of the board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full board has retained responsibility for general oversight of risks. The board satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the company.

Board Leadership Structure

Currently, the positions of chief executive officer and chairman of the board are held by two different individuals (Mr. Patel and Mr. Ruckelshaus, respectively). Although the board does not have a policy on whether or not the roles of chief executive officer and chairman of the board should be separate, the current structure allows our chief executive officer to focus on our day-to-day business while our chairman leads the board in its fundamental role of providing advice to and independent oversight of management. The board recognizes the time, effort and energy that the chief executive officer is required to devote to his position given our company’s stage of development and the current business environment, as well as the commitment required to serve as our chairman, particularly as the board’s oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, the board believes that having separate positions and having an independent director serve as chairman is the appropriate leadership structure for our company at this time and demonstrates our commitment to good corporate governance. The board will continue to assess the appropriateness of this structure as part of the board’s broader succession planning process.

Director Independence

The board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in applicable Nasdaq listing standards. The company’s director independence standards are set forth in our “Corporate Governance Guidelines” available at the website noted below.

Based on these standards, the board determined that each of the following non-employee directors is independent under all applicable standards of director independence and has no relationship with us, except as a director and stockholder:

•	William D. Ruckelshaus

•	Gregory L. McAdoo

•	Barry J. Fidelman

•	Elliott H. Jurgensen, Jr.

•	James G. Richardson (resigned as a director in May 2009)

•	Matthew S. McIlwain

•	Peter H. van Oppen

•	Donald J. Listwin (appointed as director in July 2010)

In addition, the board determined that Mr. Patel is not independent under applicable Nasdaq listing standards because he is our president and chief executive officer.

Board of Director Meetings

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his duties and to attend all board of director and committee meetings. The board met ten times during 2009, of which five were regularly scheduled meetings and five were not regularly scheduled. The independent directors met three times in executive session without any officer of the company present. All directors attended at least 75% of the meetings of the board and of the committees on which they served during the fiscal year ended December 31, 2009.

Board Committees

The board has three standing committees to facilitate and assist the board in the execution of its responsibilities. The committees are currently the audit committee, the compensation committee and the nominating and governance committee. In accordance with applicable Nasdaq listing standards, all of the committees are comprised solely of non-employee, independent directors. Charters for each committee are available on our website at www.isilon.com by first clicking on “Company,” then “Investor Relations” and then “Corporate Governance.” The charter of each committee is also available in print to any stockholder who requests it. The following table shows the current members of each of the standing board committees:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Elliott H. Jurgensen, Jr. (chair)	Matthew S. McIlwain (chair)	William D. Ruckelshaus (chair)
William D. Ruckelshaus	Elliott H. Jurgensen, Jr.	Barry J. Fidelman
Peter H. van Oppen	Gregory L. McAdoo Donald J. Listwin	Gregory L. McAdoo Peter H. van Oppen

Audit Committee

At the beginning of fiscal year 2009, the audit committee was composed of Messrs. Jurgensen (committee chair), Ruckelshaus, Richardson and van Oppen. In May 2009, Mr. Richardson resigned as a member of the audit committee. The board has determined that all current members meet the requirements for independence and financial literacy under the current rules of Nasdaq and SEC rules and regulations. Our board has determined that Mr. Jurgensen is an “audit committee financial expert” within the meaning stipulated by the SEC and satisfies the financial sophistication requirements of Nasdaq. Our audit committee met five times during our 2009 fiscal year.

As outlined more specifically in the audit committee charter, the audit committee has, among other duties, the following responsibilities:

•	Review internal controls and hold periodic meetings with our management and our independent registered public accounting firm to review the adequacy of such controls.

•	Appoint, compensate and oversee the work of the independent registered public accounting firm, including pre-approval of audit and non-audit services.

•	Review and discuss with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements.

•	Review before release the unaudited quarterly operating results in our quarterly and annual financial results press releases, as well as any other financial press releases.

•	Oversee compliance with the requirements of the SEC for disclosure of auditor’s services and audit committee member qualifications and activities.

•	Review, approve and monitor our code of ethics for its senior financial officers, which is incorporated in our Code of Business Conduct and Ethics.

•	Review our compliance with plans and policies as the same may be implemented from time to time.

•	Review and, if appropriate, approve in advance any proposed transactions involving potential conflicts of interest, including, specifically, all proposed related party transactions.

•

Establish procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

At the beginning of fiscal year 2009, the compensation committee was composed of Messrs. Jurgensen (as committee chair), McIlwain, McAdoo and Richardson. In May 2009, Mr. McIlwain was appointed committee chair and Mr. Richardson resigned as a member of the committee. In July 2010, Mr. Listwin became a member of the committee. The compensation committee is comprised solely of non-employee directors. Our board has determined that the current members of our compensation committee meet the requirements for independence under the applicable rules of Nasdaq. Our compensation committee met seven times during our 2009 fiscal year.

As outlined more specifically in the compensation committee charter, the compensation committee has, among other duties, the following responsibilities:

•

Determine the salary, bonus and equity compensation of the chief executive officer, based on the evaluation of his or her performance and other relevant criteria as determined by the compensation committee.

•	In consultation with the chief executive officer, annually review and approve the compensation plans of the executive officers.

•	Make recommendations to the board with respect to compensation for service as a member of the board or a board committee.

•	Make recommendations to the board with respect to incentive compensation plans.

•

Retain and terminate any compensation consultant to be used to assist in the evaluation of chief executive officer or executive officer compensation and shall have sole authority to approve the consultant’s fees and other retention terms.

•	Oversee the administration of our stock option plans and other material employee benefit plans, including our 401(k) plan.

The compensation committee charter allows the committee to form and delegate authority to one or more subcommittees where appropriate.

The compensation committee has retained Towers Watson, formerly known as Towers Perrin, as an independent compensation consultant. Towers Watson provides the compensation committee with data about the compensation paid by a peer group of companies and other companies that may compete with us for executives, and develops recommendations for structuring our compensation programs.

Nominating and Governance Committee

During fiscal year 2009, our nominating and governance committee was composed of Messrs. Ruckelshaus (committee chair), McAdoo, Fidelman and van Oppen, all of whom are non-employee directors. Our board has determined that each member of our governance committee meets the requirements for independence under the current requirements of Nasdaq. Our governance committee met two times during our 2009 fiscal year.

As outlined more specifically in the governance committee charter, the governance committee has, among other duties, the following responsibilities:

•	Evaluate the current composition, organization, and governance of the board and its committees; determine future requirements; and make recommendations to the board for approval.

•	Determine on an annual basis desired director qualifications, expertise, and characteristics and conduct searches for potential board of director members with corresponding attributes.

•	Retain and terminate any search firm to be used to identify director candidates.

•	Evaluate and propose nominees for election to the board.

•	Oversee the board’s performance evaluation process.

•

Evaluate and make recommendations to the board concerning the appointment of directors to board committees, the selection of board committee chairs, and proposal of the board slate for election. Consider stockholder nominees for election to the board.

•	Review our succession planning process for the executive management team.

•	Review and monitor, and review and approve any waivers to, our Code of Business Conduct and Ethics.

•	Coordinate and review board of director and committee charters for consistency and adequacy under applicable rules, and make recommendations to the board for any proposed changes.

Director Nomination Process

Criteria

The governance committee is responsible for reviewing with the board the appropriate skills and characteristics required of board members individually as well as the board as a whole. Except as may be required by rules and regulations promulgated by Nasdaq or the SEC and as set forth herein, it is the current belief of the board that there are no specific minimum qualifications that must be met by each candidate for the board, nor are there specific qualities or skills that are necessary for one or more of the members of the board to possess. In evaluating the qualifications of any director candidates, the governance committee will consider many factors, including issues of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other commitments, and the like. The governance committee will evaluate such factors, among others, and does not assign any particular weighting or priority to any of these factors. The governance committee will consider each individual candidate in the context of the current perceived needs of the board as a whole. While the board has not established specific minimum qualifications for director candidates, the board believes that candidates and nominees must reflect a board that is comprised of directors who (a) are predominantly independent, (b) are of high integrity, (c) have qualifications that will increase overall board effectiveness, and (d) meet other requirements as may be required by applicable rules and regulations of Nasdaq and the SEC.

We have adopted a policy that the maximum number of public company boards of directors on which a member of our board may serve is six. This number includes our own board. In addition, each board member must ensure that other existing and anticipated future commitments do not materially interfere with the member’s service as a director. Directors are expected to advise the governance committee of any invitations to join the board of any other public company prior to accepting another directorship.

Stockholder Recommendations

The governance committee will consider director candidates recommended by our stockholders. Stockholder nominations for a director must be made in writing and addressed to our corporate secretary. Such stockholder’s notice shall contain the following information:

•

To the extent reasonably available, information relating to such director candidate that would be required to be disclosed in a proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (otherwise referred to as the Exchange Act), in which such individual is a nominee for election to the board;

•	The information required by Section 2.4 of our bylaws (a copy of which will be provided to any stockholder upon written request);

•	The director candidate’s written consent to (a) if selected, be named in our proxy statement and proxy and (b) if elected, to serve on the board; and

•	Any other information that such stockholder believes is relevant in considering the director candidate.

Identification and Evaluation of Nominees

The governance committee is responsible for regularly assessing the appropriate size of the board and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the governance committee is responsible for considering various potential candidates for director. The governance committee will consider bona fide candidates from all relevant sources, including current board members, professional search firms, stockholders, and other persons. The governance committee is responsible for evaluating director candidates in light of the board membership criteria described above, based on all relevant information and materials available to the governance committee. This includes information and materials provided by stockholders recommending director candidates, professional search firms and other parties.

Compensation Committee Interlocks and Insider Participation

During all or part of 2009, Messrs. Jurgensen, McIlwain, McAdoo and Richardson served as members of the compensation committee. None of the members of the compensation committee is a current or former officer or employee of ours or had any relationship with us requiring disclosure. In addition, none of our directors is an executive officer of another entity at which one of our executive officers serves as a director.

Director Attendance at Annual Meetings

In cases where management, in its reasonable business judgment, believes that stockholder attendance at our annual meeting is significant, we encourage director attendance at such annual meeting. Directors make every effort to attend our annual meeting of stockholders when meaningful stockholder attendance at such meeting is anticipated. Three directors attended our 2009 annual meeting of stockholders: William D. Ruckelshaus, Sujal M. Patel and Elliott H. Jurgensen, Jr.

Communications with Directors

The board welcomes the submission of any comments or concerns from stockholders. These communications will go directly to our vice president, general counsel and corporate secretary. If a communication does not relate in any way to board matters, he will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the board, he will relay the message to the chairman of the governance committee, who will determine whether to relay the communication to the entire board or to the non-management directors. The vice president, general counsel and corporate secretary will keep a log of all communications addressed to the board. If you wish to submit any comments or express any concerns to the board, you may use one of the following methods:

•	Write to the board of directors at the following address:

Board of Directors

Isilon Systems, Inc.

c/o Keenan Conder, Vice President, General Counsel and Corporate Secretary

3101 Western Avenue

Seattle, WA 98121

•	E-mail the board of directors at corpsec@isilon.com.

Communications sent to the board should set forth (i) the stockholder’s name and address, as it appears on the company’s books, and if the Shares are held in “street name,” the name and address of the beneficial owner of the stock, and (ii) the total number of Shares that are held by such stockholder.

Governance Policy Documents

We have adopted “Corporate Governance Guidelines” to best ensure that the board is independent from management and that the board adequately performs its function as the overseer of management and to help ensure that the interests of the board and management align with the interests of the stockholders. The “Corporate Governance Guidelines” are available at www.isilon.com by first clicking on “Company,” then “Investor Relations” and then “Corporate Governance” and are also available in print to any stockholder who requests a copy.

Code of Ethics

We have adopted a “Code of Business Conduct and Ethics” that is applicable to all directors and employees and embodies our principles and practices relating to the ethical conduct of our business and long-standing commitment to honesty, fair dealing and full compliance with all laws affecting our business. The “Code of Business Conduct and Ethics” is available at www.isilon.com by first clicking on “Company,” then “Investor Relations” and then “Corporate Governance” and is also available in print to any stockholder who requests it.

DIRECTOR COMPENSATION

Compensation Arrangement with Directors

Our employee directors are not paid any fees for services as members of the board. Non-employee directors, with the exception of Messrs. Fidelman, McAdoo and McIlwain, who have waived the right to receive director compensation as they are affiliated with certain venture capital funds that hold our Common Stock, receive cash compensation for their services as non-employee members of the board in the following amounts during the 2009, 2008 and 2007 fiscal years:

Annual retainer for service on the board	$30,000
Additional annual retainer for chairman	$10,000
Additional annual retainer for audit committee chair	$10,000
Additional annual retainer for other committee chairs	$5,000
Additional annual retainer for audit committee members	$5,000
Additional annual retainer for other committee members	$2,500

This cash compensation is paid monthly in arrears on the 15th of each month. Payments are prorated for any partial month of service. For fiscal year 2010, the additional annual retainer for audit committee chair has been increased to $20,000.

Compensation for our directors was designed to result in compensation competitive with that provided by our peer group.

Two of our non-employee directors have received options to purchase Shares under our 2001 Stock Plan in connection with their commencement of service on our board. In October 2004, we granted an option to purchase 166,666 Shares at an exercise price of $0.22 per Share to Mr. Ruckelshaus and in April 2006, we granted an option to purchase 166,666 Shares at an exercise price of $1.35 per Share to Mr. Jurgensen. Each of these options has the following four-year vesting schedule: 25% of the Shares subject to the option vest on the first anniversary of the vesting commencement date and 1/36th of the remaining Shares subject to the option vest each month thereafter. The Shares underlying these options are fully vested.

Under the terms of our 2006 Equity Incentive Plan, non-employee directors who first join our board will receive an initial option for the number of Shares determined by the board at that time with an exercise price equal to the closing price of our Common Stock on the date of grant. The grant of these options will occur on or about the date when the director first takes office and the option will vest as determined by the board at that time. At the time of each of our annual stockholders’ meetings beginning in 2007, each non-employee director who has served for at least the preceding ten months and who will continue to be a director after that meeting will automatically be granted an option to purchase 20,000 Shares that will vest in full on the day prior to the next year’s annual stockholder meeting with an exercise price equal to the closing price of our Common Stock on the date of grant. A new non-employee director who receives an initial option award will not receive a 20,000-Share annual option award in the same calendar year. In the event of certain change in control transactions, including our merger with or into another corporation, the acquisition by a person of securities representing 50% or more of the total voting power of the company, certain changes in the composition of our board of directors as set forth in the 2006 Equity Incentive Plan, or the sale of all or substantially all of our assets, the vesting of all Shares subject to each option will accelerate fully in the event the option is not assumed or substituted. Additionally, if options granted to non-employee directors are assumed or substituted, and following such assumption or substitution the non-employee director’s status as a director (either of Isilon or of the successor corporation) is terminated other than upon a voluntary resignation (excluding a resignation at the request of the acquirer), then all of the Shares subject to each option will accelerate fully.

In February 2008, our board granted Mr. van Oppen an option to purchase 75,000 Shares under the 2006 Equity Incentive Plan at an exercise price of $5.46 per Share in connection with his commencement of service on our board. The option has the following four-year vesting schedule: 25% of the anniversary of the vesting commencement date and 1/12th of the remaining Shares subject to the option vest quarterly thereafter. In addition, in June 2008, our board granted Mr. Jurgensen an option to purchase 5,000 Shares under the 2006 Equity Incentive Plan at an exercise price of $4.87 per Share as a special recognition award. The option vested 100% on the date of grant. In July 2010, our board granted Mr. Listwin an option to purchase 75,000 Shares under the 2006 Equity Incentive Plan at an exercise price of $17.37 per Share in connection with his commencement of service on our board. The option has the following four-year vesting schedule: 25% of the anniversary of the vesting commencement date and 1/12th of the remaining Shares subject to the option vest quarterly thereafter.

Director Compensation Table

During fiscal year 2009, the Compensation Committee reviewed director compensation and determined to make no changes from fiscal year 2008. The following table sets forth the compensation of our non-employee directors in fiscal year 2009:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
William D. Ruckelshaus	50,000	14,972	64,972
Elliott H. Jurgensen, Jr.	43,330	14,972	58,302
Peter H. van Oppen	37,500	14,972	42,472
Barry J. Fidelman, Gregory L. McAdoo and Matthew S. McIlwain(3)	—	—	—

(1)	These amounts represent the aggregate grant date fair value of awards for grants of options to each listed director in fiscal year 2009. These amounts do not represent the actual amounts paid to or realized by the directors during fiscal year 2009. The value as of the grant date for stock options is recognized over the number of days of service required for the stock option to vest in full.

The following table includes the assumptions used to calculate the fiscal year 2009 grant date fair value on a grant by grant basis for our directors:

Name	Grant Date	Shares Granted (#)	Exercise Price ($)	Volatility (%)	Expected Life (Years)	Risk Free Interest Rate (%)	Grant Date Fair Value ($)
William D. Ruckelshaus	4-20-09	20,000	2.16	55.2	2.5	1.1	14.972
Elliott H. Jurgensen, Jr.	4-20-09	20,000	2.16	55.2	2.5	1.1	14.972
Peter H. van Oppen	4-20-09	20,000	2.16	55.2	2.5	1.1	14.972

For a more detailed description of the assumptions used for purposes of determining grant date fair value, see Note 9 to the Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation,” included in our annual report on form 10-K for the fiscal year ended December 31, 2009.

(2)	The aggregate number of Shares subject to outstanding option awards held by each director (representing unexercised option awards—both vested and unvested) at December 31, 2009 is as follows:

Name	Number of Shares Subject to Option Awards Held as of December 31, 2009
William D. Ruckelshaus	226,666
Elliott H. Jurgensen, Jr.	231,666
Peter H. van Oppen	95,000

(3)	Each of Messrs. Fidelman, McAdoo and McIlwain has waived his right to receive cash and equity compensation.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Committee and Process

The compensation committee (for purposes of this analysis, the “Committee”) of the board of directors discharges the board of directors’ responsibilities relating to compensation of all of our executive officers. The Committee is comprised of three non-employee directors, all of whom are independent pursuant to the current rules of Nasdaq, Rule 16b-3 under the Exchange Act, and Section 162(m) of the Internal Revenue Code.

As indicated in the section entitled “Board Committees,” the responsibilities of the Committee are discussed in detail in its charter, which is available on our corporate website at www.isilon.com. The primary roles and responsibilities of the Committee are to:

•	Determine the chief executive officer’s compensation and review and approve compensation for all other executive officers; and

•	Administer stock-based incentive and compensation plans.

The agenda for meetings is determined by the chair of the Committee with the assistance of Gwen E. Weld, our vice president of human resources and organizational development. The Committee’s chair reports the Committee’s determinations and recommendations on compensation to our board of directors.

Our senior management and chief executive officer support the Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the Committee has consulted with a principal of Towers Watson, formerly known as Towers Perrin, on matters related to the compensation of our executive officers and other employees.

The Committee has not delegated its authority to grant equity awards to any employee, including any executive officer. The Committee has delegated authority to Ms. Weld and our chief executive officer to fulfill certain day-to-day administrative duties regarding our compensation and benefit programs.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the company, and that aligns executives’ interests with those of our stockholders by rewarding performance at and above established company performance goals, with the ultimate objective of improving stockholder value. In addition to performance, the Committee evaluates our compensation program in light of the compensation programs of our competition and peer companies to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. With both performance and competition in mind, the Committee believes executive compensation arrangements provided by us to our executive officers, including our named executive officers (as listed below), should include both cash and stock-based compensation that rewards performance as measured in several respects described below.

Our compensation philosophy is also based on our belief that creating stockholder value requires not only a strong executive team, but also high performance across the entire employee base. In recognition of this, we try to minimize the number of compensation arrangements that are distinct or exclusive to our executive officers. As discussed below, with regard to our executives, we provide base salary, the opportunity for performance-based incentive compensation, and long-term equity incentive compensation. In regard to regular full-time domestic and international employees, we generally provide base salary and long-term equity incentive compensation, and we also extend certain forms of incentive compensation to a number of other employees, including our field sales personnel.

Role of Compensation Consultant

The Committee has the authority under its charter to hire, terminate and approve fees for advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. Using this authority, Towers Watson was first engaged by the Committee in July 2006 to provide competitive information, advice and benchmarking regarding executive officer compensation programs and practices. In addition, Towers Watson provides services to us regarding director compensation. The Committee can request information and advice directly from Towers Watson and may direct management to provide information to Towers Watson. Towers Watson is independent from the company as it only provides, and only receives compensation from us for, advice to the Committee on executive officer and director compensation.

In 2009, the Committee utilized the services of Towers Watson in analyzing and determining cash and equity compensation for executives. For 2010 compensation, Towers Watson has again provided the Committee with market and comparable analyses.

Based on surveys of companies in our peer group (see list below), Towers Watson provides the Committee with competitive information regarding the three principal components of our executive compensation: base salary, performance-based incentive compensation and equity. This competitive information includes salary ranges, performance-based incentive compensation and equity compensation ranges (both for new hires and annual stock option grants). The Committee also evaluates general economic conditions and marketplace compensation trends with the assistance of Towers Watson.

Role of Chief Executive Officer in the Compensation Process

In determining each executive officer’s compensation, the Committee receives input from our chief executive officer, including his recommendations on compensation for the other executive officers. In its deliberations on executive compensation, other than with respect to the chief executive officer, the Committee takes into consideration the conclusions reached by our chief executive officer and his recommendations based on performance reviews, including his recommendations with respect to salary adjustments and annual award amounts. The Committee exercises its discretion in modifying or accepting any recommended adjustments or awards for each executive officer.

2009 Executive Compensation Overview and Expectations for 2010

The year 2009 was characterized by overall economic uncertainty, unpredictable financial markets and the resulting impact to business conditions. These overall economic circumstances, particularly in the first half of the year, impacted Isilon’s results of operations. In early April 2009, Isilon implemented a company-wide reduction in force of approximately 10%. This and other cost-saving measures were implemented throughout 2009 to improve our overall cost structure and path to sustainable profitability. These efforts, along with improved business execution, were implemented and led by our executives and were instrumental in helping us improve our financial results in the second half of 2009 and have positioned us for further progress and growth in 2010. Within this context, the Committee believes our executive compensation framework and results for 2009 are commensurate with Isilon’s overall performance for fiscal year 2009.

As in prior years, for the fiscal year ended December 31, 2009, the principal components of compensation for our executive officers were: (i) base salary, (ii) performance-based incentive compensation and (iii) long-term equity incentive compensation. The total compensation package of each executive officer for 2009 was weighted in favor of at-risk compensation through both annual performance-based incentive pay, based on Isilon’s performance on specific pre-established, objective measures, and long-term equity incentive compensation.

As a further reflection of the Committee’s pay-for-performance philosophy, base salary levels in 2009 for our executive officers, including our chief executive officer, were targeted at the 50th percentile of the applicable comparative market while bonus opportunity was targeted at the 75th percentile, resulting in total cash compensation targeted between the 50th and 75th percentiles.

Given the macroeconomic conditions, particularly in the first half of 2009, the Committee deemed it appropriate to hold the base salaries of executives at the prior year (2008) levels. During the year, the Committee also did not adjust our objective performance-based incentive compensation measures for executives. The Committee, however, recognized the company’s and executives’ performance through the full fiscal year 2009 in building a strong foundation for the company, through effective cost-containment measures and improved business execution, and approved the awards of restricted stock units to executives in early 2010. More information with respect to these awards and the payouts for performance-based incentive compensation is provided below.

In regard to 2010 executive compensation, the Committee has maintained its pay-for-performance philosophy, with cash compensation and stock-based compensation that provides rewards upon achievement of corporate objectives that are aligned with and built upon the foundation of creating sustainable stockholder value. As previously disclosed by the company on form 8-K filed February 8, 2010, and further referenced below, base salaries for all executives except the chief executive officer and chief financial officer have remained at 2008 and 2009 levels, performance-based incentive compensation targets have been established and are based on annual revenue and non-GAAP operating income goals, as well as individual performance measures. Equity compensation has also been awarded based on comparative market and peer company information.

Peer Group Companies for 2009

In analyzing our executive compensation program for 2009, the Committee compared certain aspects of compensation, including base salary, annual incentive bonus opportunities, and long-term equity incentives, to those provided by our peer group. This peer group included small, growth companies in the high technology industry with which we compete for executive talent, as well as companies with size, scope and products that are similar to ours. For 2009, our peer group consisted of:

3PAR Inc.

CommVault Systems, Inc.

Data Domain, Inc.

Omniture, Inc.

Rackable Systems, Inc.

Riverbed Technology, Inc.

For 2010, the Committee determined that, based on the company’s growth and market dynamics, it was appropriate to broaden the peer group from the companies listed above to 18 companies that are currently similar to us in size, scope and products.

Base Salary

The base salaries of our chief executive officer and our other executive officers are established based on the scope of their responsibilities and experience, taking into account competitive market compensation based on compensation surveys and benchmarking salaries paid by our peer group. The Committee, in conjunction with Towers Watson, reviewed the position of our chief executive officer’s and other executive officers’ base salaries, as compared to the peer group, and considered this in determining compensation for 2009. Generally, base salaries and new survey data are reviewed by the Committee annually during the fourth fiscal quarter and the Committee considers an adjustment to salary for an executive officer only:

•	When the survey data demonstrates a significant deviation from the market;

•	To recognize outstanding individual performance over the prior year; or

•	To recognize an increase in responsibilities over the prior year.

Even when one of the above circumstances exists, however, a salary adjustment is not automatic.

As in prior years, for 2009, we targeted base salaries for our executives at the 50th percentile of peer companies and marketplace data. As noted above, however, during 2009, due to macroeconomic conditions and economic uncertainty, the Committee determined that the base salaries of our executives should be held at their 2008 levels. While not an increase to base salary, during the first quarter of 2009, Mr. Richter received a non-discretionary cash bonus in the amount of $25,000 for serving as the company’s interim chief financial officer. Mr. Richter was appointed chief financial officer in March 2009 and no salary adjustment was made at that time.

In February 2010, during the Committee’s executive compensation review process, the Committee determined that the base salaries of our chief executive officer and chief financial officer were significantly below the 50th percentile of peer companies and marketplace data. In an effort to better align such compensation to target levels, the Committee increased the base salary of Sujal M. Patel, chief executive officer, from $250,000 to $325,000, and increased the base salary of William D. Richter, chief financial officer, from $185,000 to $225,000, effective April 5, 2010. The Committee acknowledged that even after these salary increases, the base salaries of our chief executive officer and chief financial officer are below the 50th percentile when compared to our peer group and, as such, base salary level adjustments would be considered in future years.

For 2010, there were no other base salary increases for our executive officers. While we expect to continue to emphasize the non-base salary portion of an executive officer’s total compensation, we are mindful that compensation below our target level and at higher levels in the market could, in the long run, jeopardize our ability to retain our executive officers.

Performance-Based Incentive Compensation

For 2009, the performance-based incentive compensation for executive officers was comprised of an annual cash bonus for which 50% was tied to the achievement by the company of specified annual revenue goals and 50% was tied to the achievement by the company of annual non-GAAP operating income goals. For an executive to qualify for any bonus payment tied to the revenue goals, the company must have achieved at least 80% of that goal, and for an executive to qualify for any bonus payment tied to the non-GAAP operating income goals, the company must have achieved 100% of that goal. In regard to the revenue goals, if 80% of the target was achieved, the bonus payment would equal 50% and scale linearly to 100% from that point. In addition, if the company had exceeded its targeted revenue goals, executives would have earned an incremental bonus amount based on the amount by which the company had exceeded the targeted revenue goals. This structure was intended to further align the interests of our executives with those of our stockholders and to ensure that the executive team was collectively focused on the company’s core goals and priorities.

As in prior years, the Committee endorsed the view that the performance-based incentive compensation program for the head of the company’s global sales and field operations team should be applied differently than for the rest of the executive team. Specifically, for 2009, our senior vice president of worldwide field operations was eligible for performance-based incentive compensation similar to our other executive officers except that the revenue portion of his annual bonus opportunity was more heavily weighted at 80% and he received the revenue portion of his bonus payout on a quarterly, rather than annual, basis. As head of the company’s sales effort, the Committee determined that the heavier weighting on the revenue component and a quarterly payout opportunity would further motivate the head of sales to lead the global team to meet or exceed 2009 revenue objectives and to substantially contribute to increasing stockholder value by increasing company sales.

Our former senior vice president of worldwide sales and services, Steven D. Fitz, departed the company effective April 1, 2009. George H. Bennett took over the position in April 2009 and became eligible for the performance-based incentive opportunity as outlined above for the senior vice president of worldwide field operations. Given the macroeconomic conditions and the company’s performance in the first quarter of 2009, the company revised the revenue goals and objectives for the global sales team for 2009. As Mr. Bennett did not join the company until the second quarter of 2009, after the revised revenue goals and objectives were established for his team, the revenue goals to which he was held accountable for purposes of his performance-based incentive program were based on the revised goals the company provided to the global sales team.

Based on actual results for 2009, the revenue component was achieved at 84% for all executives except Mr. Bennett, whose revenue component was achieved at 108%. The non-GAAP operating income component was achieved at 100% for all executives. Performance-based incentive compensation for 2009 was paid to our named executive officers as follows:

Named Executive Officer	2009 Target Annual Bonus	2009 Paid (Revenue Goals)	2009 Paid (Non-GAAP Operating Income Goals)	2009 Annual Bonus (Actual Earned)
Sujal M. Patel president and chief executive officer	$200,000	$60,161	$100,000	$160,161

William D. Richter chief financial officer and vice president of finance	$150,000	$45,121	$75,000	$120,121

George H. Bennett senior vice president of worldwide field operations	$250,000	$161,424	$37,500	$198,924

Brett L. Helsel senior vice president of engineering	$150,000	$45,121	$75,000	$120,121

Mary E. Godwin vice president of operations	$150,000	$45,121	$75,000	$120,121

For 2010, the Committee approved a performance-based incentive program for executive officers with the following terms:

•	Bonuses are based upon the achievement by the company of specified annual revenue goals (60%), non-GAAP operating income goals (30%) and individual management by objective goals or MBOs (10%).

•

For an executive officer to qualify for any performance-based incentive compensation, the company must achieve both (i) at least 80% of the annual revenue goals and (ii) at least 50% of the annual non-GAAP operating income goals.

•

In the event the company’s revenue is between 80% and 100%, or the company’s non-GAAP operating income is between 50% and 100%, of the relevant goals, any qualifying payments would begin at 50% of the targeted amount and increase linearly up to 100%.

•

In the event that the specified company revenue goals are exceeded, executive officers will have the opportunity to earn an incremental bonus based on the amount the company exceeds the targeted revenue goals.

•	Subject to the Committee’s discretion, the maximum amount for any executive’s performance-based incentive compensation is 200% of the executive’s target compensation amount.

As in prior years, for 2010 the Committee determined that certain terms of the performance-based incentive compensation plan would be applied differently for our senior vice president of worldwide field operations. A description of such terms is as follows:

•	Bonuses are based upon the achievement by the company of specified annual revenue goals (80%) and non-GAAP operating income goals (20%). No individual MBOs apply.

•

For our senior vice president of worldwide field operations to qualify for any performance-based incentive compensation based on revenue, the company must achieve at least 80% of the annual revenue goals, determined on a quarterly basis.

•	Revenue-based bonus payments will be made quarterly, if earned, and such payments will be paid on a straight percentage basis.

Similar to 2009, the financial goals for the 2010 program are sufficiently challenging, particularly given the current economic environment, and require significant year-over-year growth and progress. Such goals are aligned with creating and sustaining stockholder value and do not encourage excessive risk-taking on the part of our executive officers.

Long-Term Equity Incentive Compensation

Stock Options. Generally, a significant stock option grant is made in the year in which an executive officer commences employment. This grant is made within our written guidelines for new-hire grants, consistent with the executive’s position. The guidelines were developed based on our historical practices as well as public company executive compensation data, including proportionate Share ownership of executive officers in comparable positions to our own executives in relation to total Shares outstanding. The size of each grant is generally set at a level that the Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the grant guidelines, the individual’s position with us, the time of the year at which the individual joins us, and the individual’s potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the Committee’s discretion. Adjustments may be made as the Committee deems reasonable to attract candidates in the competitive environment in which we operate.

Subsequent stock option grants may be made at varying times and in varying amounts at the discretion of the Committee. Historically, they have been approved in connection with the company’s annual review cycle in the April time frame. For 2010, the company’s annual review cycle was moved forward to the beginning of the year to better align employee, executive and overall corporate goals at the outset of the fiscal year and measurement period. We intend to utilize such timing for executive compensation reviews going forward.

During the annual review, the Committee considers annual stock option grants for existing employees, including our executive officers, who have completed at least seven months of service. Each executive officer’s performance during the year is measured during the performance review process, but corporate performance is also considered when annual stock options are granted. The vesting schedule and the number of Shares granted are established to ensure a meaningful incentive for the executive officer to remain in our employ. The stock option will provide a return to the executive officer only if he or she remains employed with us, and then only if the market price of our Common Stock increases over the stock option term.

Pursuant to our stock option granting policy, when an executive officer is hired, a stock option grant will be made at the first regularly scheduled meeting of the Committee (or unanimous written consent of the Committee) after the executive officer commences employment. Annual stock option grants to executive officers are made at a regularly scheduled meeting of the Committee or by unanimous written consent of the Committee in accordance with the annual schedule described above. Generally, our unanimous written consents are executed electronically to ensure that the date of approval is certain. With the exception of stock options that may be authorized to our executive officers during a quarterly or other blackout period, the exercise price of stock options is equal to the market closing price of our Common Stock on the effective date of the Committee’s action. Pursuant to our stock option granting policy, in the event stock options are authorized to our executive officers during a blackout period, the Committee will identify the first day of our open trading window as the grant date (typically, the start of the third full day following the public release of quarterly financial results) and will identify the market closing price on such grant date as the exercise price of the stock option.

Stock options granted to executive officers generally vest as follows: one-fourth vests one year after the officer’s employment start date and one-twelfth of the remaining Shares vest quarterly thereafter over the following three years, subject to the officer’s continued employment with the company. As further described in “Potential Payments Upon Termination or Change in Control” below, in connection with a corporate change of control, a set percentage of an executive officer’s unvested Shares may be accelerated.

For 2009, the Committee analyzed executive equity compensation data from our peer group based on information prepared by Towers Watson. The Committee determined that additional equity awards were needed for competitive reasons as the unvested equity held by our executives was relatively low in comparison to our peer group. The Committee selected equity awards at the midpoint of the range that had been recommended by Towers Watson. Accordingly, in May 2009, the Committee approved grants of stock options to our named executive officers as noted in the table below.

Named Executive Officer	May 2009 Option Grant
Sujal M. Patel	285,000
William D. Richter	120,000
George H. Bennett	—	(1)
Brett L. Helsel	120,000
Mary E. Godwin	100,000

(1)	No additional stock option grant was made to our senior vice president of worldwide field operations, as he was hired in the second quarter of 2009 and received a new hire stock option grant.

For 2010, based upon review of comparative peer and market data provided by Towers Watson, the Committee determined annual stock option grants to our named executive officers as noted in the table below.

Named Executive Officer	February 2010 Option Grant
Sujal M. Patel	325,000
William D. Richter	135,000
George H. Bennett	135,000
Brett L. Helsel	135,000
Mary E. Godwin	115,000

Restricted Stock Units. In February 2010, the Committee approved awards of restricted stock units to certain of our executives. As noted above, these awards were intended to reward the executives for performance through the challenging macroeconomic conditions in 2009, and in building a strong foundation for the company, through effective cost-containment measures and improved business execution, which further drives long-term and sustainable stockholder value. As noted below, Mr. Patel and Mr. Richter were awarded a higher number of restricted stock units, vested over a two-year period, to recognize their contributions and performance in their respective roles and to further offset their salaries which remain below the target 50th percentile of our competition and peer companies. The restricted stock unit awards to our named executive officers were as follows:

Named Executive Officer	RSU Award	Vest
Sujal M. Patel	25,000	50% on the 1 and 2-year anniversary
William D. Richter	13,500	50% on the 1 and 2-year anniversary
George H. Bennett	5,000	100% on the 1-year anniversary
Brett L. Helsel	7,500	100% on the 1-year anniversary
Mary E. Godwin	6,600	100% on the 1-year anniversary

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our Common Stock. The Committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group’s interests with those of our stockholders. Although we do not have specific Share retention or minimum ownership guidelines at this time, our Insider Trading Policy prohibits any of our executive officers, employees or contractors from engaging in any transactions in publicly-traded options, such as puts and calls, and other derivative securities, including any hedging or similar transaction, with respect to our Common Stock.

Health and Welfare Benefits

Our executive officers receive the same health and welfare benefits offered to other Isilon employees including medical, dental, vision, life, accidental death and dismemberment, and disability insurance; flexible spending accounts; and holiday pay. The same contribution amounts, percentages and plan design provisions are applicable to all employees.

Retirement Program and Stock Purchase Plan

The executive officers may participate in the same tax-qualified, employee-funded 401(k) plan offered to all other employees at Isilon. We currently have no Supplemental Executive Retirement Plan, or SERP, obligations. We do not have any defined benefit retirement plans. The executive officers may also participate in the same employee stock purchase plan that is available to all of our other employees.

Perquisites

We do not provide special benefits or other perquisites to any of our executive officers.

Employment, Severance and Change in Control Arrangements

Except as otherwise disclosed herein, we have not entered into employment agreements with any of our executive officers. With the exception of Mr. Patel, our founder and chief executive officer, we issued offer letters to our executive officers when each was recruited for his or her current position that provide for general employment terms and, in the case of Mr. Helsel (prior to this provision being superseded as described below), benefits payable in connection with a termination of employment. As approved by the Committee on October 22, 2010, we entered into change of control severance agreements with Mr. Patel and other executive officers of Isilon. These change of control severance agreements are described in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” Pursuant to these change of control severance agreements, the executive officers agreed to waive severance and certain equity acceleration under their existing agreements. The waivers apply to (i) severance under the offer letter with Mr. Helsel, and (ii) rights of executive officers under option agreements granted under our stock plans to accelerated vesting as to 25% of unvested shares upon a change in control of Isilon and accelerated vesting as to 25% of the unvested shares upon termination without cause (as such terms are defined in the relevant plan and option agreements) within twelve (12) months following a change in control of Isilon.

The Committee considers such plans, agreements and benefits in order to be competitive in the hiring and retention of employees, including executive officers, in comparison with peer and other companies with which we compete for talent. In addition, these benefits are intended to retain our officers during the pendency of a proposed change in control transaction and align the interests of our officers with our stockholders in the event of a change in control. We believe that proposed or actual change in control transactions can adversely impact the morale of officers and create uncertainty regarding their continued employment. Without these benefits, officers may be tempted to leave the company prior to the closing of the change in control, especially if they do not wish to remain with the entity after the transaction closes, and any such departures could jeopardize the consummation of the transaction or our interests if the transaction does not close and we remain independent. The Committee believes that these benefits therefore serve to enhance stockholder value in the transaction, and align the officers’ interest with those of our stockholders in change in control transactions.

All such arrangements with the named executive officers and the potential payments that each of the named executive officers would have received if a change in control or termination of employment would have occurred on December 31, 2009, are described under “Potential Payments Upon Termination or Change in Control.”

Financial Restatements

The Committee has not adopted a formal policy with respect to whether we will make retroactive adjustments to any cash or equity based compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement.

Tax and Accounting Treatment of Compensation

In our review and establishment of compensation programs and payments, we consider, but do not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs and payments on us and our executive officers. While we may consider accounting and tax treatment, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

In general, we have determined that we will not necessarily seek to limit executive compensation to that which is deductible under Section 162(m) of the Internal Revenue Code. We monitor whether it might be in our best interest to comply with Section 162(m), but reserve the right to award future compensation which would not comply with the Section 162(m) requirements for non-deductibility if the Committee concludes that it is in our best interest to do so. We seek to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals and therefore the Committee has not adopted a policy requiring all compensation to be deductible. The Committee will continue to assess the impact of Section 162(m) on its compensation practices and determine what further action, if any, is appropriate.

We account for equity compensation paid to our employees under the rules of U.S. generally accepted accounting principles, which require us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

We intend that our plans, arrangements and agreements will be structured and administered in a manner that complies with the requirements of Section 409A of the Internal Revenue Code. Participation in, and compensation paid under, our plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A. If our plans, arrangements and agreements as administered fail to meet certain requirements under Section 409A, compensation earned thereunder may be subject to immediate taxation and tax penalties.

Compensation Committee Report

The information contained in this report will not be deemed to be “soliciting material” or to be “filed” with the SEC, nor will such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2009 with the company’s management. Based on the review and discussions, the Committee has recommended to the board of directors, and the board of directors has approved, that the Compensation Discussion and Analysis be included in our proxy statement and incorporated by reference in our 2009 annual report on form 10-K filed with the SEC.

Matthew S. McIlwain, Chair

Elliott H. Jurgensen, Jr.

Gregory L. McAdoo

EXECUTIVE COMPENSATION TABLES

Summary Compensation

The following table includes information regarding “total compensation,” as defined by the proxy disclosure rules applicable to executive compensation, earned by our named executive officers during the 2009, 2008 and 2007 fiscal years, to the extent such individuals were named executive officers during each such fiscal year. Other than our principal executive officer and principal financial officer, none of the individuals served as named executive officers for fiscal years 2008 and 2007.

Our named executive officers include: Sujal M. Patel, who served as our principal executive officer during fiscal year 2009; William D. Richter, who served as principal financial officer during fiscal year 2009; and George H. Bennett, Brett L. Helsel and Mary E. Godwin, the three other most highly compensated individuals who were serving as executive officers at the end of fiscal year 2009.

None of our named executive officers received any other compensation during the fiscal year that was not provided to all employees generally. All other columns required by SEC rules are omitted where there is no amount to report.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Sujal M. Patel president and chief executive officer	2009	250,865	—	303,981	160,161	715,007
	2008	252,884	—	836,469	170,564	1,259,917
	2007	196,153	—	136,186	44,825	377,164
William D. Richter(3) chief financial officer and vice president of finance	2009	185,640	25,000	127,992	120,121	458,753
	2008	187,135	50,000	185,882	42,641	465,658
	2007	149,931	75,000	32,948	21,750	279,629
George H. Bennett senior vice president of worldwide sales and services	2009	186,154	—	397,000	198,924	782,078
Brett L. Helsel senior vice president of engineering	2009	230,796	—	127,992	120,121	478,909
Mary E. Godwin vice president of operations	2009	210,727	—	106,660	120,121	437,508

(1)	These amounts represent the aggregate grant date fair value of option awards for fiscal years 2009, 2008 and 2007. These amounts do not represent the actual amounts paid to or realized by the named executive officer for these awards during fiscal years 2009, 2008 or 2007. The value as of the grant date for stock options is recognized over the number of days of service required for the grant to become vested.

The following table includes the assumptions used to calculate the grant date fair value reported for fiscal years 2009, 2008 and 2007 on a grant-by-grant basis:

Name	Grant Date	Shares Granted (#)	Exercise Price ($)	Volatility (%)	Expected Life (Years)	Risk- Free Interest Rate (%)	Grant Date Fair Value ($)
Sujal M. Patel	5-15-09	285,000	2.57	51.70	4	1.66	303,981
	5-15-08	450,000	4.76	46.06	4	2.77	836,469
	4-30-07	31,000	12.21	41.33	4	4.53	136,186
William D. Richter	5-15-09	120,000	2.57	51.70	4	1.66	127,992
	5-15-08	100,000	4.76	46.06	4	2.77	185,882
	4-30-07	7,500	12.21	41.33	4	4.53	32,948
George H. Bennett	4-28-09	375,000	2.56	51.60	4	1.68	397,000
Brett L. Helsel	5-15-09	120,000	2.57	51.70	4	1.66	127,992
Mary E. Godwin	5-15-09	100,000	2.57	51.70	4	1.66	106,660

For a more detailed description of the assumptions used for purposes of determining grant date fair value, see Note 9 to the Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation,” included in our annual report on form 10-K for the fiscal year ended December 31, 2009.

(2)	Amounts disclosed under “Non-Equity Incentive Plan Compensation” reflect the cash awards earned by the named executive officers, as discussed in further detail under the heading “Performance-Based Incentive Compensation.”

(3)	Our named executive officers do not typically receive discretionary cash bonuses. Since the third quarter of 2007, Mr. Richter has received cash payments as compensation for agreeing to serve as our interim chief financial officer. Mr. Richter received a cash payment in fiscal year 2009 for serving as our interim chief financial officer during the first quarter of 2009. On March 8, 2009, the board named Mr. Richter as the company’s chief financial officer.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table sets forth certain information with respect to the fiscal year 2009 grants of plan-based awards to the named executive officers. Columns required by SEC rules are omitted where there is no amount to report.

Name	Grant Date(1)(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(3) Target ($)(4)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Sujal M. Patel	N/A	200,000				—
	5/15/09			285,000	(5)	2.57	303,981	(6)
William D. Richter	N/A	150,000				—
	5/15/09			120,000	(5)	2.57	127,992	(6)
George H. Bennett	N/A	250,000	(7)			—
	4/28/09			375,000	(8)	2.56	397,000	(9)
Brett L. Helsel	N/A	150,000				—
	5/15/09			120,000	(5)	2.57	127,992	(6)
Mary E. Godwin	N/A	150,000				—
	5/15/09			100,000	(5)	2.57	106,660	(6)

(1)	Under SEC rules, grant date is only applicable for equity-based awards.

(2)

Under our equity award grant date policy, the grant date of our equity awards is typically the 15th day of the month (or the first trading day thereafter) following unanimous approval of such awards. For our Section 16 officers, in the event a grant date occurs during a quarterly blackout window, a future date is identified as the grant date, which is typically the first day the trading window opens following the applicable blackout period (as in the case of Mr. Bennett’s grant date).

(3)	The amounts shown reflect the target amount payable under the plan. The actual amounts we paid to each of our named executive officers for 2009 are set forth in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and were as follows:

Name	Actual Payout Under Non-Equity Incentive Plans for Fiscal Year 2009
Sujal M. Patel	$160,161
William D. Richter	$120,121
George H. Bennett	$198,924
Brett L. Helsel	$120,121
Mary E. Godwin	$120,121

See “Compensation Discussion and Analysis” above for a discussion of how these amounts were determined under our 2009 Executive Bonus Plan.

(4)	There was no set “Threshold” or “Maximum” payout established with respect to our 2009 non-equity incentive plan awards, pursuant to the related description of the subjective discretion exercisable as more fully described in the “Compensation Discussion and Analysis” under the heading “Performance-Based Incentive Compensation.”

(5)	These non-qualified stock options vest at the rate of 25% on May 1, 2010, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on May 1, 2013.

(6)	The grant date fair value of each of these options was $1.0666 per Share and was computed using a Black-Scholes valuation methodology. We estimated the full grant date fair value of these options using the following assumptions: 1.66% risk free interest rate; 51.70% expected volatility; and a 4-year expected life. The grant date fair value is recognized over the number of days of service required for the grant to become vested.

(7)	Mr. Bennett’s employment offer letter indicates Mr. Bennett is eligible to receive potential payouts under the non-equity incentive plan in the amount of $250,000. Because Mr. Bennett did not commence employment with us until the second quarter of 2009, the estimated possible payout under this award was prorated to 75%, or $187,500.

(8)	These non-qualified stock options vest at the rate of 25% on April 6, 2010, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on April 6, 2013.

(9)	The grant date fair value of the option grant was $1.0586 per Share and was computed using a Black-Scholes valuation methodology. We estimated the full grant date fair value of these options using the following assumptions: 1.68% risk free interest rate; 51.60% expected volatility; and a 4-year expected life. The grant date fair value is recognized over the number of days of service required for the grant to become vested.

Outstanding Equity Awards at Fiscal Year End

The following table shows the unexercised stock options held by our named executive officers at the end of fiscal year 2009. No named executive officer has any other outstanding form of equity award at the end of fiscal year 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date(1)
Sujal M. Patel	43,750	(2)	0		$0.2200	03/10/2015
	77,507	(3)	1,659		$0.8200	02/13/2016
	62,497	(4)	4,169		$0.8200	03/30/2016
	19,375	(5)	11,625		$12.2100	04/30/2017
	225,000	(6)	225,000		$4.7600	05/12/2018
	0		285,000	(7)	$2.5700	05/15/2019
William D. Richter	75,000	(8)	25,000		$13.0000	12/14/2016
	4,687	(5)	2,813		$12.2100	04/30/2017
	50,000	(6)	50,000		$4.7600	05/12/2018
	0		120,000	(7)	$2.5700	05/15/2019
George H. Bennett	0		375,000	(9)	$2.5600	04/28/2019
Brett L. Helsel	137,812	(10)	177,188		$4.7600	05/12/2018
	0		120,000	(7)	$2.5700	05/15/2019
Mary E. Godwin	70,312	(11)	154,688		$4.9000	08/05/2018
	0		100,000	(7)	$2.5700	05/15/2019

(1)	The expiration date of each stock option is ten years after its grant date.

(2)	The option award vests at the rate of 25% on November 15, 2005, and 1/36th of the remaining Shares monthly thereafter, such that the Shares fully vested on November 15, 2008.

(3)	The option award vests at the rate of 25% on January 1, 2007, and 1/36th of the remaining Shares monthly thereafter, such that the Shares are fully vested on January 1, 2010.

(4)	The option award vests at the rate of 25% on March 10, 2007, and 1/36th of the remaining Shares monthly thereafter, such that the Shares are fully vested on March 10, 2010.

(5)	The option award vests at the rate of 25% on April 15, 2008, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on April 15, 2011.

(6)	The option award vests at the rate of 25% on October 24, 2008, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on October 24, 2011.

(7)	The option award vests at the rate of 25% on May 1, 2010, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on May 1, 2013.

(8)	The option award vests at the rate of 25% on December 13, 2007, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on December 13, 2010.

(9)	The option award vests at the rate of 25% on April 6, 2010, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on April 6, 2013.

(10)	The option award vests at the rate of 25% on March 11, 2009, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on March 11, 2012.

(11)	The option award vests at the rate of 25% on July 9, 2009, and 1/12th of the remaining Shares quarterly thereafter, such that the Shares are fully vested on July 9, 2012.

Option Exercises and Stock Vested

None of our named executive officers exercised stock options during fiscal year 2009. We have not granted any stock awards through the end of fiscal year 2009.

Potential Payments Upon Termination or Change In Control

The following discussion reflects vesting acceleration and severance terms in place for our executive officers prior to amendment by the change of control severance agreements entered into in October and November 2010, the terms of which are described in Schedule 14D-9 under Item 3, “Past Contacts, Transactions, Negotiations and Agreements.” The change of control severance agreements superseded the provisions described below relating to partial vesting of options in connection with a change in control and severance for Mr. Helsel, which are no longer in effect as of the date hereof. Estimated potential severance and benefits payable under the terms of the change of control severance agreements are described in the section of the Schedule 14D-9 referenced above.

Acceleration

In addition to certain acceleration provisions applicable to all employees under our stock plans, the named executive officers were entitled to additional acceleration of the Shares underlying their stock option grants upon the occurrence of the following events:

•

Amended and Restated 2001 Stock Plan: The stock options granted to our executive officers vest with respect to an additional 25% of the number of Shares subject to the stock options that remain unvested if a change of control occurs and the named executive officer’s employment is terminated without cause or such named executive officer is subject to involuntary termination (as defined in the 2001 Stock Plan) within twelve months following the change of control. A change of control is defined as: (i) a merger or consolidation of Isilon after which our stockholders own 50% or less of the voting power of the surviving corporation or its parent company or (ii) a sale of all or substantially all of our assets.

•

2006 Equity Incentive Plan: The stock options granted to our executive officers vest with respect to 25% of the unvested number of Shares subject to the stock option if a change in control occurs and will vest as to an additional 25% of the unvested Shares if such named executive officer’s employment is terminated without cause (as defined in the 2006 Equity Incentive Plan) within 12 months after the consummation of a change in control. A change in control is defined as: (i) a merger of Isilon after which our own stockholders own 50% or less of the surviving corporation or its parent company, (ii) a sale of all or substantially all of our assets, or (iii) a change in the composition of the board occurring within a 2-year period as of a result of which fewer than a majority of the directors are Incumbent Directors (as defined in the 2006 Equity Incentive Plan).

Severance

As noted in the “Compensation Discussion and Analysis” above under the heading “Employment, Severance and Change in Control Arrangements,” and prior to amendment by the change of control severance agreement described above only one of our named executive officers had severance provisions in his offer letter that may be realized upon termination of employment. The following description is based upon the terms of such offer letter and the assumption that the severance provision was triggered as of December 31, 2009:

Brett L. Helsel. If we terminate Mr. Helsel’s employment for any reason other than cause or if he resigns for good reason (each as defined in his offer letter), he will be entitled to receive an immediate lump sum payment in an amount equal to six months of his then-current base salary (which is currently $230,000) and reimbursement of COBRA payments for a period of six months (which is currently $1,275.57 per month), subject to any payment delay in order to comply with Section 409A of the Internal Revenue Code.

In the case of the above severance payment, the reimbursement of COBRA premiums will cease to the extent that Mr. Helsel obtains equivalent health coverage from another employer during the severance period. To obtain the continued salary and COBRA severance benefits listed above, Mr. Helsel would be required to execute a release agreement, containing, among other things, a full release of claims, a non-disparagement provision and his agreement to comply with the terms of his confidentiality and non-compete agreement, the terms of which prohibit him from engaging in specified competitive activities and soliciting company employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

Estimated Payments

The table below sets forth potential benefits that each named executive officer would be entitled to receive upon termination of employment or change in control under the terms of the agreements outlined above as in effect prior to amendment by the change of control severance agreements described above and in the Schedule 14D-9. These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the named executive officer’s employment had terminated at December 31, 2009. Values for stock option grants are based on our closing price of $6.86 on December 31, 2009. The table below does not include amounts to which the named executive officers would be entitled that are already described in the compensation tables appearing earlier in this proxy statement, including the value of equity awards that have already vested.

The following table reflects the value that would have been received by each of our named executive officers in connection with the accelerated vesting of outstanding stock options that remained exercisable under our stock plans:

	Change in Control	Termination within 12 Months of Change in Control	Termination for Reasons Other than Change in Control
	Accelerated Vesting of Stock Options	Accelerated Vesting of Stock Options	Severance Amount ($)	Accelerated Vesting of Stock Options ($)	Health Insurance Coverage ($)
Sujal M. Patel	$423,788	$741,628	—	—	—
William D. Richter	$154,950	$271,163	—	—	—
George H. Bennett	$403,125	$705,469	—	—	—
Brett L. Helsel	$318,734	$557,785	$115,000	—	$7,653
Mary E. Godwin	$183,047	$320,332	—	—	—

Risk Analysis of Compensation Plans

The mix and design of the elements of executive compensation do not encourage management to assume excessive risks. Any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company.

The Committee, with assistance of its independent compensation consultant, extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

•	significant weighting towards long-term incentive compensation discourages short-term risk taking;

•	goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation; and

•	performance-based incentive awards are capped by the Committee.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2009 about the securities issued, or authorized for future issuance, under our equity compensation plans, consisting of our Amended and Restated 2001 Stock Plan, our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan.

Equity Compensation Plans

Plan Category	(A) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column A)
Equity compensation plans approved by security holders	9,330,861(1)	$4.07	11,501,491(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	9,330,861	$4.07	11,501,491

(1)	Excludes purchase rights accruing under our 2006 Employee Stock Purchase Plan. Of the number of securities to be issued upon exercise, (i) 7,919,299 Shares are subject to outstanding options under our 2006 Equity Incentive Plan and (ii) 1,411,562 Shares are subject to outstanding options under our Amended and Restated 2001 Stock Plan. Since the adoption of our 2006 Equity Incentive Plan, we may make no further grants under our Amended and Restated 2001 Stock Plan.

(2)	Includes 9,818,790 Shares available for future issuance under our 2006 Equity Incentive Plan and 1,682,701 Shares available for issuance under our 2006 Employee Stock Purchase Plan. Any Shares underlying stock options issued under the Amended and Restated 2001 Stock Plan that subsequently terminate without having been exercised or which are forfeited are added to the Shares available under the 2006 Equity Incentive Plan.

(3)	Does not include 3,897,906 Shares automatically added to our 2006 Equity Incentive Plan and 2006 ESPP, effective the first day of our 2010 fiscal year (January 1, 2010). Under the terms of the 2006 Equity Incentive Plan, the number of Shares available for issuance shall be increased in an amount equal to the least of either (i) 3,500,000 Shares, (ii) 5% of our outstanding Shares on the last day of the immediately preceding fiscal year, or (iii) such number of Shares determined by the board. Under the terms of the 2006 ESPP, the number of Shares available for issuance shall be increased in an amount equal to the least of either (i) 750,000 Shares, (ii) 1% of our outstanding Shares on the last day of the immediately preceding fiscal year, or (iii) such number of Shares determined by the board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of November 15, 2010, including Shares each person may have the right to acquire within 60 days after such date (which is January 14, 2011), by:

•	the stockholders we know to beneficially own more than 5% of our outstanding Common Stock;

•	each executive officer named in the Summary Compensation Table included in this proxy statement;

•	each director and director nominee named in this proxy statement; and

•	all of our directors and executive officers as a group (includes executive officers not named in the Summary Compensation Table).

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Shares Acquirable Within 60 Days(3)	Total Beneficial Ownership	Percent of Class(4)
5% Stockholders
Atlas Venture Fund V, L.P.(5)	15,051,590	—	15,051,590	22.57%
Sequoia Capital X(6)	11,651,603	—	11,651,603	17.47%
Madrona Venture Fund I-A, LP(7)	8,714,176	—	8,714,176	13.06%
FMR LLC(8)	6,613,654	—	6,613,654	9.92%
Executive Officers
Sujal M. Patel	2,234,164	661,082	2,895,246	4.30%
William D. Richter	2,499	189,062	191,561	*
George H. Bennett	1,713	119,062	120,775	*
Brett L. Helsel	700	81,562	82,262	*
Mary E. Godwin	—	105,045	105,045	*
Directors
William D. Ruckelshaus	20,111	226,666	246,777	*
Gregory L. McAdoo(9)	11,651,603	—	11,651,603	17.47%
Barry J. Fidelman(10)	12,817,090	—	12,817,090	19.22%
Elliott H. Jurgensen, Jr.	20,000	221,666	241,666	*
Matthew S. McIlwain(11)	5,871,723	—	5,871,723	8.80%
Peter H. van Oppen	15,000	71,562	86,562	*
Donald J. Listwin	50,000	—	50,000	*
Directors and executive officers as a group (16 individuals)	32,949,494	2,482,248	35,431,742	51.21%

*	Indicates ownership or aggregate voting percentage of less than 1%.

(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o Isilon Systems, Inc., 3101 Western Avenue, Seattle, Washington 98121.

(2)	The “Number of Shares Beneficially Owned” column may include Shares attributable to the person because of that person’s voting or investment power or other relationship. Except as otherwise indicated, the beneficial owners listed have sole investment and voting power with respect to the Shares shown. Shares attributable to restricted stock units awarded in February 2010 to our executive officers (including Messrs. Patel, Richter, Bennett and Helsel and Ms. Godwin) are not reflected as none of the Shares underlying the restricted stock units have vested or will vest prior to January 14, 2011.

(3)

Under SEC rules, a person is deemed to have “beneficial ownership” of any Shares over which that person has or Shares voting or investment power, plus any Shares that the person may acquire within 60 days, including through the exercise of stock options or the vesting of restricted stock units. The “Shares Acquirable Within 60 Days” column consists of Shares covered by stock options that may be exercised within 60 days after September 30, 2010 (which is November, 2010). Shares attributable to restricted stock units awarded in February 2010 to our executive officers (including Messrs. Patel, Richter, Bennett and Helsel and Ms. Godwin) are not reflected as none of the Shares underlying the restricted stock units have vested or will vest prior to January 14, 2011.

(4)	The percentage ownership for each stockholder on November 15, 2010, is calculated by dividing (1) the total number of Shares beneficially owned by the stockholder by (2) the number of Shares outstanding on November 15, 2010 (66,702,734 Shares), plus any Shares acquirable (including stock options exercisable) by the stockholder in question within 60 days after November 15, 2010.

(5)	Based on information of beneficial ownership as of December 31, 2009, included in a Schedule 13G/A filed with the SEC on February 5, 2010. Each of Atlas Venture Fund V, L.P.; Atlas Venture Entrepreneurs’ Fund V, L.P.; Atlas Venture Associates V, L.P.; Atlas Venture Associates V, Inc.; Axel Bichara; Jean-Francois Formela; and Christopher Spray reports shared voting and dispositive power over 15,051,590 Shares. Each of the foregoing disclaims beneficial ownership of these Shares except to the extent of their pecuniary interest therein. The address of all filing persons is 890 Winter Street, Suite 320, Waltham, MA 02451.

(6)	Based on information of beneficial ownership as of December 31, 2006, included in a Schedule 13G filed on February 7, 2007. Sequoia Capital X reports shared voting and dispositive power with respect to 9,291,352 Shares; Sequoia Technology Partners X reports sole voting and dispositive power with respect to 1,360,906 Shares; Sequoia Capital X Principals Fund, L.L.C. reports sole voting and dispositive power with respect to 999,345 Shares; SC X Management, LLC reports sole voting and dispositive power with respect to 11,651,603 Shares of which 9,291,352 Shares are directly held by SC X, 1,360,906 Shares are directly held by STP X and 999,345 Shares are directly held by SC X PF. SC X LLC is the General Partner of SC X and STP X, and the Managing Member of SC X PF; Michael Moritz, Douglas Leone, Mark Stevens, Michael Goguen and Mark Kvamme, each of whom are Managing Members of SC X LLC and each of whom disclaims beneficial ownership of all such Shares except to the extent of his individual pecuniary interest therein, report shared voting and dispositive power with respect to 11,651,603 Shares of which 9,291,352 Shares are directly held by SC X, 1,360,906 Shares are directly held by STP X and 999,345 Shares are directly held by SC X PF. The address of all filing persons is 3000 Sand Hill Road, Building 4-180, Menlo Park, CA 94025.

(7)	Based on information of beneficial ownership as of December 31, 2009, included in a Schedule 13G/A filed on February 12, 2010. Each of Madrona Venture Fund I-A, LP, Madrona Venture Fund I-B, LP, Madrona Managing Director Fund, LLC, Madrona Investment Partners, LLC, Tom A. Alberg, Paul B. Goodrich, Matthew S. McIlwain, and Greg Gottesman reports shared voting and dispositive power with respect to 8,714,176 Shares. Each of the foregoing disclaims beneficial ownership of these Shares except to the extent of their pecuniary interest therein. The address of all filing persons is 1000 Second Avenue, Suite 3700, Seattle, WA 98104.

(8)	The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. Beneficial ownership is derived from a Schedule 13G filed on September 10, 2010.

(9)	Represents Shares held by entities affiliated with Sequoia Capital based on information of beneficial ownership as of December 31, 2006, included in a Schedule 13G filed on February 7, 2007. Mr. McAdoo is a managing partner and member of various entities affiliated with Sequoia Capital. Mr. McAdoo does not have voting or dispositive authority over these Shares and disclaims beneficial ownership of these Shares.

(10)	Represents Shares held by entities affiliated with Atlas Venture based on information of beneficial ownership as of December 31, 2009, included in a Schedule 13G/A filed on February 5, 2010. Mr. Fidelman is a Partner with Atlas Venture and thus may be deemed to beneficially own these Shares. Mr. Fidelman disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

(11)	Represents 31,750 Shares held directly as of March 23, 2010, and 8,714,176 Shares held indirectly by entities affiliated with Madrona Venture Group based on information of beneficial ownership as of December 31, 2009, included in a Schedule 13G/A filed on February 12, 2010. Mr. McIlwain is a managing partner and member of various entities affiliated with Madrona Venture Group. Mr. McIlwain does not have sole voting or dispositive authority over the Shares held by the entities affiliated with Madrona Venture Group and disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval and Ratification of Transactions with Related Persons

Our “Code of Business Conduct and Ethics” contains procedures pertaining to the review and approval by the audit committee of transactions between Isilon and its directors, employees, officers and their immediate family members, and entities with which they have a position or relationship. The charter of the audit committee affirms the audit committee’s responsibility for the review and approval of proposed transactions involving potential conflicts of interest, including, specifically, all proposed related party transactions. We annually require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions as such term is defined by SEC rules and regulations. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Party Transactions

Current SEC regulations define a related party transaction to include any transaction, arrangement or relationship involving an amount in excess of $120,000 in which Isilon was or is to be a participant and in which any of the following related persons had or will have a direct or indirect material interest in such transaction, arrangement or relationship: (i) an executive officer, director or director nominee of Isilon, (ii) a beneficial owner of more than five percent of our Common Stock, (iii) an immediate family member of an executive officer, director or director nominee or beneficial owner of more than five percent of our Common Stock, or (iv) any entity that is owned or controlled by any of the foregoing persons.

In fiscal year 2009, we recorded revenue of $52,670 from Dailymotion related to the purchase of products and services from us in the prior year. In the first quarter of 2010, we recorded revenue of $462,837 from Dailymotion related to the purchase of products and services from us. Dailymotion may purchase products and services from us in the future. Mr. Fidelman, one of our non-employee directors, is a Partner of Atlas Venture, which is one of our stockholders and an investor in Dailymotion.

Indemnification Agreements

In addition to the indemnification provisions contained in our amended and restated certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify each such director and officer against expenses (including attorneys’ fees), judgments, fines, and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual’s status or service as our director or officer (other than such liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We also provide director and officer liability insurance to our directors and officers at our expense.

On November 1, 2007, a putative class action complaint was filed in the U.S. District Court for the Western District of Washington against Isilon and certain of our current and former directors and officers. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, as well as under Sections 11, 12 and 15 of the Securities Act of 1933. Substantially similar complaints were filed later in the same court and all of these cases were subsequently consolidated. On April 18, 2008, lead plaintiffs filed a consolidated amended complaint against Isilon, certain of our current and former directors and officers, underwriters, and venture capital firms. The consolidated complaint purports to be brought on behalf of a class of persons who purchased or otherwise acquired our stock during the period December 16, 2006 to October 3, 2007. Plaintiffs allege that defendants violated the federal securities laws by issuing a false and misleading registration statement and prospectus in connection with our December 16, 2006 initial public offering and by thereafter misrepresenting our current and prospective business and financial results, thereby causing our stock price to be artificially inflated during the purported class period. Plaintiffs seek unspecified compensatory damages, interest, attorneys’ fees and costs, and injunctive relief.

On October 24, 2009, we filed a stipulation of settlement providing for the settlement and dismissal of the class action. On March 5, 2010, the court granted final approval of the class action settlement and dismissed the case with prejudice. Pursuant to the settlement, the plaintiff class was awarded $15.0 million, of which we contributed $2.0 million and the balance was contributed by our insurers.

On March 18 and 24, 2008, shareholder derivative actions were filed in the Superior Court of the State of Washington (King County), allegedly on behalf of and for the benefit of Isilon, against certain of our current and former directors and officers. Isilon is named as a nominal defendant. On April 17, 2008, the court consolidated these actions and appointed lead counsel. The derivative complaints arise out of many of the factual allegations at issue in the securities class action and generally allege that the individual defendants breached fiduciary duties owed to Isilon by publicly misrepresenting our business prospects and failing to properly account for certain revenues recognized in the fourth quarter of and the fiscal year ended December 31, 2006, and in the first and second quarters of fiscal 2007. The complaints seek unspecified damages and equitable relief, disgorgement of compensation, attorneys’ fees, costs, and expenses. Because the complaints are derivative in nature, they do not seek monetary damages from us.

By letter dated June 8, 2010 to the court, the parties reported that an agreement in principle had been reached to settle the derivative litigation and provided a signed memorandum of understanding. On August 20, 2010, the court issued an order preliminarily approving a settlement of the derivative litigation, and setting the matter for a final approval hearing on October 12, 2010. The terms of the settlement include payment of plaintiff’s attorney fees in the amount of $500,000 (which is covered by our insurers), and certain corporate therapeutic measures to be taken by us. On October 12, 2010, the court issued a final order dismissing with prejudice the derivative litigation.

On September 14, 2009, the Securities and Exchange Commission filed a federal civil action against our former CFO alleging various violations of federal securities regulations related to our prior restatement of financial statements (Securities and Exchange Commission v. Fuhlendorf, No. C-09-1292 (W.D. Wa.). This matter is currently in an active discovery phase, and trial is set for April 2011.

Pursuant to our charter documents and indemnification agreements, we have certain indemnification obligations to our current and former officers and directors, including the obligation to pay reasonable legal fees and expenses for matters covered within the scope of the agreement. Although we maintain insurance coverage up to certain prescribed and contracted amounts related to these indemnification obligations, such coverage is subject to limitations under the respective policies.

In connection with the SEC’s civil action against our former CFO, we, pursuant to our indemnification obligations, have incurred and will likely continue to incur substantial expenses related to legal fees and expenses advanced to our former CFO. During the three and nine months ended September 30, 2010, we incurred $2.3 million and $3.6 million in legal expenses related to this civil action. We have also incurred and will likely continue to incur substantial legal fees and expenses on behalf of current and former employees, officers and directors who are potential witnesses in the civil action.

In connection with the SEC’s civil action against our former CFO, a dispute has arisen between us and one of our insurance providers regarding the insurance provider’s obligations under its agreement with us. On August 27, 2010, we filed suit against the insurer alleging breach of contract, breach of implied covenant of good faith and fair dealing and for declaratory relief (Isilon Systems, Inc. vs. Twin City Fire Insurance Co.; C-10-1390 (W.D. Wa.).

A dispute has also arisen between us and our former CFO regarding the reasonableness of legal fees and expenses submitted to us for payment. Our former CFO filed suit against us in Delaware on August 30, 2010, alleging breach of the indemnification agreement (Fuhlendorf vs. Isilon Systems, Inc.; C.A. No. 57772-VCN). We filed our answer to the lawsuit on September 24, 2010.

Our overall directors’ and officers’ insurance for the respective policy period is restricted to certain prescribed and contracted amounts, and is subject to certain limitations. While we have been substantially reimbursed for such advances by four of our insurance carriers, the fifth insurance carrier (Twin City/Hartford) has refused to pay, leading to the above-referenced insurance coverage litigation. Moreover, such prescribed and contracted amounts may be exhausted prior to the current trial setting in April 2011.

Our potential indemnity obligations could result in significant liability and could have a material adverse effect on our consolidated financial position, results of operations, and cash flows, to the extent that the advancement of fees and costs or ultimate indemnity obligations are not covered by, or exceed, the available directors’ and officers’ insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the board, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which require them to file reports with respect to their ownership of our Common Stock and their transactions in our Common Stock. Based upon (i) the copies of Section 16(a) reports that we received from such persons for their fiscal year 2009 transactions in our Common Stock and their Common Stock holdings and (ii) the written representations received from one or more of such persons that no annual form 5 reports were required to be filed by them for fiscal year 2009, we are not aware of any reporting requirements under Section 16(a) that were not met in a timely manner by the persons who were executive officers, members of the board or greater than 10% stockholders during such fiscal year except as indicated herein. Pursuant to the terms of the company’s 2006 Equity Incentive Plan, three of our non-employee directors (Messrs. Ruckelshaus, Jurgensen and van Oppen) receive an automatic annual stock option grant, effective on the day of the company’s annual meeting of stockholders. In 2009, this automatic option grant was made to each of Messrs. Ruckelshaus, Jurgensen and van Oppen at the April 20, 2009 annual stockholders meeting. A Form 4 for each of Messrs. Ruckelshaus, Jurgensen and van Oppen reporting the grant of a stock option to purchase 20,000 Shares was filed on May 4, 2009.

Annex II

November 14, 2010

Board of Directors

Isilon Systems, Inc.

3101 Western Avenue

Seattle, WA 98121

Members of the Board:

We understand that Isilon Systems, Inc. (the “Company”), EMC Corporation (“Parent”) and Electron Merger Corporation, a wholly owned subsidiary of Parent (“Acquisition Sub”), have entered into an Agreement and Plan of Merger, dated as of November 14, 2010 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of common stock of the Company (“Company Common Stock”), at a price of $33.85 per share of Company Common Stock, net to the holder thereof in cash and (ii) the subsequent merger of Acquisition Sub with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”). Pursuant to the Merger, each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent, Acquisition Sub or the Company, or by any direct or indirect wholly-owned subsidiary of Parent, Acquisition Sub or the Company, or as to which dissenters’ rights have been perfected, will be converted into the right to receive $33.85 in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock, other than Parent, any affiliate of Parent, or any affiliates of the Company who have executed the Tender and Voting Agreement (as defined below) (the “Holders”) pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

For purposes of the opinion set forth herein, we have reviewed the Merger Agreement, the Tender and Voting Agreement, dated as of November 14, 2010, among Parent, Acquisition Sub and the stockholders of the Company listed therein (the “Tender and Voting Agreement”), and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain financial projections and operating data prepared by the management of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company. We also reviewed the historical market prices and trading activity for Company Common Stock and compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We have assumed that the Transaction will be

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consummated in accordance with the terms set forth in the Merger Agreement, without any modification or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessments of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services payable upon rendering of this opinion. We will also receive an additional, larger fee if the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst or its affiliates; however Qatalyst and/or its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to whether any Holder should tender shares of Company Common Stock in connection with the Tender Offer or how any Holder should vote with respect to the Merger or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Holders pursuant to the Merger Agreement and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the Holders pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Yours faithfully,

QATALYST PARTNERS LP

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Annex III

Morgan Stanley

November 14, 2010

Board of Directors

Isilon Systems, Inc.

3101 Western Avenue

Seattle, WA 98121

Members of the Board:

We understand that Isilon Systems, Inc. (“Isilon” or the “Company”), EMC Corporation (the “Buyer”) and Electron Merger Corporation, a wholly-owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 14, 2010 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.00001 per share (the “Company Common Stock”), of the Company for $33.85 per share in cash (the “Offer Price”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer or Acquisition Sub, or by any direct or indirect wholly-owned subsidiary of the Buyer, Acquisition Sub or the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Offer Price. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that certain stockholders of the Company (the “Designated Stockholders”) intend to enter into tender and voting agreements with the Buyer and Acquisition Sub, substantially in the form of the drafts dated November 14, 2010 (the “Tender and Voting Agreements”), concurrently with the execution of the Merger Agreement.

You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates and the Designated Stockholders).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed the Merger Agreement and the Tender and Voting Agreements and certain related documents; and

9)	Performed such other analyses and considered such other factors as we have deemed appropriate.

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We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Tender Offer. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and the Buyer, and have received fees in connection with such services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer, or as to how such stockholders should vote at any stockholders’ meeting to be held in connection with the Merger.

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Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates and the Designated Stockholders).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Michael F. Wyatt Managing Director

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